     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 1999



                                                      REGISTRATION NO. 333-75283

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  INTERVU INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7371                            33-0680870
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              6815 FLANDERS DRIVE
                              SAN DIEGO, CA 92121
                                 (619) 623-8400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                HARRY E. GRUBER
                            CHIEF EXECUTIVE OFFICER
                                  INTERVU INC.
                              6815 FLANDERS DRIVE
                              SAN DIEGO, CA 92121
                                 (619) 623-8400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               SCOTT N. WOLFE, ESQ.                             MICHAEL R. LITTENBERG, ESQ.
                DAVID A. HAHN, ESQ.                              SCHULTE ROTH & ZABEL LLP
              ROBERT E. BURWELL, ESQ.                                900 THIRD AVENUE
                 LATHAM & WATKINS                                NEW YORK, NEW YORK 10022
            701 "B" STREET, SUITE 2100                                (212) 756-2000
            SAN DIEGO, CALIFORNIA 92101
                  (619) 236-1234

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED
                                                AMOUNT          MAXIMUM OFFERING         PROPOSED             AMOUNT OF
TITLE OF EACH CLASS                              TO BE                PRICE          MAXIMUM AGGREGATE      REGISTRATION
OF SECURITIES TO BE REGISTERED               REGISTERED(1)        PER SHARE(2)        OFFERING PRICE             FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001...........       2,875,000            $40.6875           $116,976,563          $32,520(3)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


(1) Includes 375,000 shares subject to the underwriters' option to cover over-allotments.

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sales prices of the common stock on the Nasdaq National Market on March 24, 1999.


(3) Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. INTERVU MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                    SUBJECT TO COMPLETION -- APRIL 16, 1999


PROSPECTUS

--------------------------------------------------------------------------------
                                2,500,000 Shares
                                  INTERVU INC.

                                  Common Stock

[INTERVU LOGO]
--------------------------------------------------------------------------------


INTERVU Inc. is offering 2,500,000 shares of its common stock. The shares of INTERVU are quoted in the Nasdaq National Market under the symbol "ITVU." On April 15, 1999, the last reported sale price in the Nasdaq National Market was $55.75 per share.


INTERVU provides Web site owners and content publishers feature-rich, cost-effective services for the delivery or "streaming" of live and on-demand video and audio content over the Internet.

                                                      Per Share         Total
Public offering price...............................  $              $
Underwriting discounts and commissions..............  $              $
Proceeds, before expenses, to INTERVU...............  $              $


SEE "RISK FACTORS" ON PAGES 5 TO 11 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF INTERVU.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under some circumstances, purchase up to 375,000 additional shares from INTERVU at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will be on
            , 1999.

PRUDENTIAL SECURITIES
                                 ING BARING FURMAN SELZ
                                                                        SG COWEN


CRUTTENDEN ROTH              JOSEPHTHAL & CO. INC.              RYAN, BECK & CO.
  INCORPORATED


            , 1999

FRONT COVER:

[The front cover has a dark background border with integrated designs and images.]

            [INTERVU Logo]

INSIDE FRONT COVER:

[The inside front cover has a dark background with integrated designs and images and text is printed in white.]

                                      WHERE
                                     IS THE
                                       WEB
                                     MOVING?

INSIDE SPREAD:

[The two-page spread has a dark background with various integrated designs and text.]

[A column of the following text
appears on the left side of the                        [The following fifteen Internet
inside spread.]                                         screen shots appear on the inside spread.]

NEWS AND INFORMATION                 [Screen shot]      [Screen shot]     [Screen shot]     [Screen shot]      [Screen shot]
To maintain their leadership,        CNN.com:           NBC: Saturday     NBC:              MSNBC: Live        Saatchi &
premier news organizations           Live event         Night Live        Homicide          event coverage     Saatchi:
turn to INTERVU to get their         coverage                                                                  Multimedia
online video events moving.                                                                                    agency-client
                                                                                                               communications

SPORTS
What are sports without
motion?  INTERVU has the
infrastructure and services to       [Screen shot]      [Screen shot]     [Screen shot]     [Screen shot]      [Screen shot]
make online sports events            DVD EXPRESS:       Onradio.com:      NBC:              New England        APB Online:
move.                                Movie trailers     Internet          Videoseeker       Patriots:          Live police
                                                        strategies for                      Postgame           scanners
                                                        radio                               shows

ENTERTAINMENT
From rock stars to film stars,
the best entertainment moves.
INTERVU provides leaders in
entertainment with the
impact of audio.

BUSINESS TO BUSINESS                 [Screen shot]      [Screen shot]     [Screen shot]     [Screen shot]      [Screen shot]
Enhancing communications             Earnings           NATPE:            MUSIC-            Bloomberg          RadioWave.com:
for the business world and           Announcements:     Convention        VIDEOS.COM:       Television:        Visually
education, INTERVU provides          With INTERVU       Webcasting        High bandwidth    Business and       interactive radio
cost-effective solutions that        Presents                             music videos      financial news
are moving with high-quality
video.


[INTERVU LOGO]                WHERE THE WEB IS MOVING

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     5
Use of Proceeds.......................    12
Price Range of Common Stock...........    12
Dividend Policy.......................    12
Dilution..............................    13
Capitalization........................    14
Selected Financial Data...............    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    16



                                        PAGE
                                        ----
Business..............................    21
Management............................    29
Principal Stockholders................    32
Description of Capital Stock..........    34
Underwriting..........................    38
Legal Matters.........................    39
Experts...............................    39
Additional Information................    40
Index to Financial Statements.........   F-1


--------------------------------------------------------------------------------

INTERVU's Internet address is www.intervu.net. Information contained on INTERVU's Web site is not part of this prospectus.

The terms "INTERVU," the "Company," "we," "our" and "us" refer to INTERVU Inc. unless the context suggests otherwise. The term "you" refers to a prospective investor.


INTERVU(TM), INTERVU AUDIENCE(TM), INTERVU Presents(TM), V-Banner(TM), All Eyes(R), EyeQ(TM), Get Smart(TM), INTERVU Player(TM), INTERVU Network(TM), Smart Mirror(TM), Virtual URL(TM) and the INTERVU logo are trademarks of INTERVU. INTERVU has filed applications for trademark registration on the following trademarks, among others: INTERVU, Smart Mirror, Virtual URL, V-Banner, INTERVU AUDIENCE and the INTERVU logo. NBC and the Peacock logo are registered trademarks of National Broadcasting Company, Inc. MediaPlayer(TM) is a trademark of Microsoft Corporation. RealPlayer G2(TM) is a trademark of RealNetworks, Inc. This prospectus also includes additional trademarks of companies other than INTERVU. The photo contained in the screen view of CNN.com on the inside cover of this prospectus is provided with the courtesy of Cable News Network, a Time Warner Company. All rights reserved.

--------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about INTERVU, including, among other things:

     - Our successful implementation of our growth strategy,

     - Competition, including the introduction of new products or services by our competitors,

     - Anticipated trends in our business,

     - Technological innovations,

     - Fluctuations in our operating results,

     - Future regulations affecting our business,

     - Additions or departures of key personnel,

     - General economic and business conditions, nationally, in our markets and in our industry and


     - Other risk factors described under "Risk Factors" in this prospectus.


     In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to INTERVU, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.
--------------------------------------------------------------------------------

     You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock of INTERVU. You should read the entire prospectus carefully.

                                  THE COMPANY


     We provide Web site owners and content publishers with feature-rich, cost-effective solutions for the continuous delivery or "streaming" of live and on-demand video and audio content over the Internet. Our customers use our video and audio distribution services to transmit entertainment, sports, news, business to business, advertising and distance learning content. Our current customers include Bloomberg, CNN, House of Blues, Intel, Microsoft, MovieFone, MSNBC, NBC, OnRadio, RadioWave.com, Saatchi and Saatchi and Turner Broadcasting.


     Our streaming media services allow Internet users to, among other things:

     - view news, sports and other events from around the world,

     - listen to live radio broadcasts,

     - watch and listen to specialized content not widely available on television or radio,

     - hear a company's quarterly earnings report live, accompanied by a graphical presentation,

     - view a movie trailer before purchasing a movie ticket, videotape or DVD and

     - watch music videos or listen to songs on demand.

  Market Opportunity


     The Internet and many Internet software, hardware and service providers have experienced dramatic growth in recent years. International Data Corporation estimates that the number of Web users worldwide will increase from approximately 97 million at the end of 1998 to approximately 320 million by the end of 2000, representing an average annual growth rate of 35%. The development of video and audio delivery solutions has contributed to the transition of the Internet from a static environment of text-orientated Web pages to a more attractive and dynamic environment. We believe that as the Internet continues to evolve as a mass communication medium, end-users will spend an increasing percentage of their time online visiting sites that offer high-quality video and audio content. As companies seek more effective methods for reaching these end-users with advertising and e-commerce messages, we believe that the use of streaming media solutions will expand rapidly.


  The INTERVU Solution


     We have developed software solutions that automate the publishing, distribution and programming of video and audio content. We also use our patent-pending distributed network to accelerate the speed and improve the quality of video and audio delivery. In addition, we offer advanced data management services that enable our customers to manage video and audio files and better tailor content to meet end-user demand. These solutions allow Web site owners and content publishers to: (1) more quickly and efficiently add video and audio content to Web sites, (2) avoid purchasing or developing costly software and hardware and hiring employees with video and audio expertise and
(3) benefit from the economies of scale we can generate by buying Internet transmission capacity or "bandwidth" in bulk.


  Services


     We provide live Webcasting and video and audio on-demand services. Live Webcasting includes both live events and 24-hour per day streaming services such as continuous radio broadcasts. On-demand services allow our customers to store video and audio clips on the INTERVU Network and to make them available to end-users through their Web sites. We are a full-service provider, offering all of the services necessary for both live Webcasting and video and audio on-demand, including production, encoding, uplinking, Web site integration, distribution, audience building, reporting and archiving. We typically charge our customers monthly fees based on the particular bundle of services to be provided and the amount of video and audio content to be stored and delivered.

  The INTERVU Network


     The cornerstone of our video and audio delivery solutions is our scalable, patent-pending distribution network. The INTERVU Network uses servers strategically located in major Internet hosting centers. Our dispersed network architecture enables us to deliver streaming content to larger numbers of simultaneous end-users than other service providers can achieve with centrally located servers. The INTERVU Network also allows customers to make large numbers of video and audio files available for on-demand viewing and listening. We believe that our proprietary software for managing and distributing video and audio content and our use of multiple delivery centers significantly improve the quality, speed and reliability of delivery.


  Key Working Relationships


     We seek to leverage our relationships with key customers to support the development of our automated delivery solutions and build our brand identity. For example, we have a strategic relationship with NBC that makes us the exclusive distributor of most NBC entertainment content over NBC Internet sites, including the VideoSeeker Web site. We also provide services to CNN.com for its live Internet broadcasts. In addition, we have developed a private network service for BMG that archives recordings of over 8,000 CDs and allows retailers to preview music CDs and packaging before placing orders. We also have established relationships with RadioWave.com and OnRadio, both of which use our services to stream radio stations' on-air broadcasts over the Internet.


  Strategy

     Our objective is to establish ourselves as the leading service provider for Internet video and audio distribution solutions. Our strategy for achieving this goal includes:

     - Targeting leading Web sites and content publishers to expand our customer base and build awareness of the INTERVU brand,

     - Designing our service solutions to drive traffic to our customers' Web sites and maximize awareness for our customers' brands,


     - Developing additional automated delivery solutions,


     - Providing full-service video and audio delivery solutions, including all of the services necessary for both live Webcasting and video and audio on-demand and

     - Expanding the INTERVU Network to further improve the speed, quality and reliability of streaming video and audio.

     We were incorporated in Delaware in August 1995 and launched the INTERVU Network in December 1996. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. Our principal executive offices are located at 6815 Flanders Drive, San Diego, California 92121. Our telephone number is (619) 623-8400.

                                  THE OFFERING

Shares offered by INTERVU.................     2,500,000 shares


Total shares outstanding after this
offering..................................    13,446,622 shares


Use of proceeds...........................    Increased sales and marketing
                                              efforts; additional software
                                              development; capital expenditures;
                                              and working capital and other
                                              general corporate purposes,
                                              including possible future
                                              strategic alliances and
                                              acquisitions.

Nasdaq National Market symbol.............    ITVU


     The information above is stated as of March 31, 1999. You should be aware that the aggregate number of shares of common stock that will be outstanding after the offering does not include:



     - 2,206,052 shares subject to outstanding options with a weighted average exercise price of $13.88 per share,



     - 209,000 shares subject to outstanding warrants with a weighted average exercise price of $14.20 per share,


     - 806,144 shares issuable upon conversion of 1,280,000 shares of Series G Preferred Stock held by National Broadcasting Company, Inc. (NBC),


     - 787,175 shares reserved for issuance under options that we may grant under our 1998 Stock Option Plan,



     - 494,844 shares reserved for issuance under our Qualified Stock Purchase Plan and


     - 375,000 shares issuable upon exercise of the underwriters' over-allotment option.

                                  RISK FACTORS

     You should consider the risks of investing in our common stock and the impact from various events which could adversely affect our business. See "Risk Factors" for a more detailed discussion of these risks.

                             SUMMARY FINANCIAL DATA


     The following tables summarize the financial data for our business and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes included elsewhere in this prospectus. INTERVU did not emerge from the development stage until 1998. As a result, we believe that any comparison of our results of operations is not meaningful. The As Adjusted column in the Balance Sheet Data table below reflects our receipt of the estimated net proceeds of $130.5 million from our sale of common stock in this offering at an assumed public offering price of $55.75 per share.


                                                 PERIOD FROM
                                                AUGUST 2, 1995
                                                (INCEPTION) TO         YEAR ENDED DECEMBER 31,
                                                 DECEMBER 31,    ------------------------------------
                                                     1995           1996         1997         1998
                                                --------------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues....................................       $ --        $       --   $      144   $    1,712
  Operating expenses:
     Research and development.................         33             1,420        1,703        3,154
     Selling, general and administrative......         16               910        3,148       10,892
     Charges associated with the NBC Strategic
       Alliance Agreement.....................         --                --          750        4,622
                                                     ----        ----------   ----------   ----------
  Total operating expenses....................         49             2,330        5,601       18,668
                                                     ----        ----------   ----------   ----------
  Loss from operations........................        (49)           (2,330)      (5,457)     (16,956)
  Interest income.............................          3                52          192        1,246
                                                     ----        ----------   ----------   ----------
  Net loss....................................       $(46)       $   (2,278)  $   (5,265)  $  (15,710)
                                                     ====        ==========   ==========   ==========
  Basic and diluted net loss per share........                   $    (0.66)  $    (0.95)  $    (1.73)
                                                                 ==========   ==========   ==========
  Shares used in computing basic and diluted
     net loss per share.......................                    3,441,000    5,571,000    9,074,000
                                                                 ==========   ==========   ==========


                                                                                  DECEMBER 31, 1998
                                                                               ------------------------
                                                                                 ACTUAL     AS ADJUSTED
                                                                               ----------   -----------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........................   $   27,046    $157,559
  Working capital...........................................................       24,799     155,312
  Total assets..............................................................       30,364     160,877
  Long-term liabilities.....................................................           --          --
  Total stockholders' equity................................................       27,313     157,826

                                  RISK FACTORS


     You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing shares of common stock of INTERVU. Each of these risks could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.



WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN EVALUATION OF OUR BUSINESS AND PROSPECTS



     INTERVU was incorporated in August 1995 and launched the INTERVU Network in December 1996. INTERVU did not emerge from the development stage until 1998. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks and uncertainties encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets such as the delivery of video and audio over the Internet. Our success will depend on many factors, including the following:


     - the growth of the market for streaming media content on the Internet,

     - our ability to implement our growth strategy, especially our sales and marketing efforts,

     - our ability to retain existing customers and attract a significant number of new ones,

     - the introduction of new technologies and Internet services by us and our competitors,

     - price competition,

     - market acceptance of our pricing structure,

     - our ability to attract, retain and motivate qualified personnel and

     - general economic conditions.

     We may not successfully implement our growth strategies or successfully address these risks and uncertainties. If we fail to do so, it could materially harm our business and impair the price of our common stock. Even if we accomplish these objectives, we may not generate positive cash flow or profits in the future. Moreover, variations in these factors also may cause our quarterly operating results to fluctuate significantly in the future. As a result, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. Failure to meet these expectations could impair the price of our common stock.


WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES



     Since the formation of our company, we have incurred substantial net losses. As of December 31, 1998, we had an accumulated deficit of $23.3 million. As we continue to implement our growth strategy, we intend to spend significant amounts on sales and marketing, research and development and general and administrative activities. We expect that we generally will incur these costs in advance of anticipated related revenues, which may further increase operating losses in some periods. As a result of our expansion, we expect to continue to incur significant operating losses and negative cash flows from operations for the foreseeable future. It is possible that we may never achieve favorable operating results or profitability.



     In addition, under the terms of our strategic alliance agreement with NBC, NBC acquired shares of our Series G Preferred Stock, which, under some circumstances must be returned to us. As the requirement to return shares to us lapses, we must incur a non-cash charge for the fair value of those shares of Series G Preferred Stock for which this requirement has lapsed. In January 1998, we expensed $3.4 million for the then fair value of 680,000 shares of Series G Preferred Stock and expect to expense the then fair value of the remaining 600,000 shares of Series G Preferred Stock during the fourth quarter of 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview; NBC Strategic Alliance" for a more detailed discussion of expenses relating to our strategic alliance with NBC Multimedia. This non-cash charge is expected to materially adversely affect our results of operations in the period we recognize the expense, which could impair the price of our common stock.

OUR SPECIALIZED SERVICES MAY NOT BE WIDELY ADOPTED BY CUSTOMERS



     Our services are highly specialized and are designed solely to meet Web site owners' Internet video and audio delivery needs. The market for streaming media content on the Internet has only recently developed, is rapidly evolving and historically has been limited. Demand for streaming media content on the Internet must develop further in order to offer significant revenue opportunities for video and audio distribution service providers such as INTERVU. If Internet-based content incorporating streaming media technology does not become widely adopted by Web site owners, it would materially harm our business and impair the price of our common stock.



     Many of our customers may cease using our services either without notice or upon short notice, including customers with which we have contracts. For example, NBC may terminate its strategic alliance agreement with us for any reason upon 90 days prior notice. If we were to lose customers that are well known in their industry, it could impair our ability to retain customers and attract new ones.



ANY FAILURE BY US TO MANAGE OUR GROWTH COULD ADVERSELY AFFECT OUR BUSINESS



     We have rapidly expanded our operations since INTERVU was founded in August 1995. In connection with the expansion of our operations, we have grown from 34 employees on October 15, 1997 to 124 employees on March 31, 1999. We also plan to significantly expand our sales and marketing and research and development activities, hire a significant number of additional employees, expand our internal information, accounting and billing systems and establish additional sales offices. In addition, we plan to expand the infrastructure of the INTERVU Network by investing in additional software and hardware consisting primarily of additional servers. This rapid expansion may place increasing strains on our ability to manage our growth, including our ability to monitor operations, bill customers, control costs and maintain effective quality controls. In order to successfully manage our growth we must identify, attract, motivate, train and retain highly skilled managerial, financial, engineering, business development, sales and marketing and other personnel. Competition for this type of personnel is intense. If we fail to manage our growth effectively, it could materially harm our business and impair the price of our common stock.



WE MAY FAIL TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES



     The markets for Internet services are characterized by:


     - rapidly changing technologies,

     - changing customer demands,

     - frequent new product introductions and

     - evolving industry standards.


     The emerging nature of Internet products and services and their rapid evolution will require us to continually improve the performance, features and reliability of our services and the INTERVU Network. We may not successfully respond quickly or cost-effectively to these developments. We also may not achieve widespread acceptance of our services before our competitors offer products and services with speed, performance, features and quality similar to or better than ours or that are more cost-effective than our services. In addition, the widespread adoption of new technologies could require substantial expenditures by us to modify or adapt our technology. Furthermore, new or emerging technologies such as satellite transmission of content may reduce demand for our services.



WE FACE SIGNIFICANT COMPETITION


     The market for Internet-based services is relatively new, rapidly evolving and highly competitive. We expect that competition will continue to intensify. The streaming media industry is characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions. We face substantial competition from a number of companies. These companies include: (1) Internet service providers, (2) Web sites and content publishers,
(3) hardware and system vendors and (4) companies that utilize other streaming technologies. We currently compete to a large extent with Web site operators and content publishers that employ in-house technical personnel to develop streaming media technology and manage their streaming media. Our competitors also currently include Broadcast.com, which recently entered into an agreement to be acquired by Yahoo!, and RealNetworks. We expect competition from other types of competitors to increase significantly.



     Competitive factors in the streaming media industry include:


     - the quality and reliability of services,

     - ease of use and compatibility with existing network components and software systems,

     - content quality,

     - transmission speed,

     - ability to expand capacity,

     - traffic flow directed to Web sites,

     - price of services,

     - the level of customer support offered and

     - brand recognition.


     Since our business is dependent on the overall success of the Internet as a communication medium, we also compete with traditional media such as radio and television. Many of our competitors and potential competitors have substantially greater financial, technical, managerial and marketing resources, longer operating histories, greater name recognition and more established relationships with content providers than we do.



WE RUN THE RISK OF SYSTEM FAILURE AND FACE SECURITY RISKS



     Our success in marketing our services requires us to provide reliable service. Our operations depend on our ability to protect our networks from physical damage, power loss, capacity limitations, software defects and other factors, many of which are beyond our control. Our ability to provide reliable services also depends on the reliability of Internet service providers and online service providers, which have in the past had operational problems and experienced outages. We expect these problems and outages to continue to occur periodically. Any failure to provide reliable service could impair our customer satisfaction, lead to a loss of customers or increase our costs, which could materially harm our business and impair the price of our common stock.


     The INTERVU Network may be vulnerable to unauthorized access, computer viruses and other disruptive problems despite our implementation of security measures. Computer viruses or problems caused by third parties, such as hackers, could lead to interruptions, delays or termination of service to our customers. To alleviate problems caused by computer viruses or security breaches, we may have to interrupt, delay or cease service to our customers, which could materially harm our business. Security breaches or problems caused by computer viruses also could materially impair customer acceptance of our services.


THE INTERNET MAY FAIL TO SUPPORT AN INCREASING NUMBER OF USERS


     The wide-spread commercial use of the Internet is a relatively new development. Critical issues regarding the stability of the Internet's infrastructure remain unresolved. For example, the rapid rise in the number of Internet users and increased transmission of multimedia content over the Web continues to place increasing strains on the Internet's communications and transmission infrastructures. If these trends continue it could lead to significant declines in transmission speeds and reliability of the Internet, reducing the usage of the Internet by businesses and individuals. The failure of the Internet to support an increasing numbers of users could materially harm our business and impair the price of our common stock.

WE MAY EXPERIENCE DIFFICULTIES IN INTEGRATING BUSINESSES, PRODUCTS AND TECHNOLOGIES WE MAY ACQUIRE INTO OUR BUSINESS



     As part of our growth strategy, we may acquire businesses, products and technologies and enter into joint ventures and strategic relationships with other companies. Any of these transactions would expose us to additional risks. In particular, risks associated with the acquisition of high-technology companies include:


     - the difficulty of assimilating and integrating the operations and personnel of the combined companies,

     - the potential disruption of our ongoing business,

     - our inability to retain key technical, managerial and sales personnel,

     - the potential additional expenses associated with amortization of acquired intangible assets, integration costs and unanticipated liabilities or contingencies and

     - the diversion of management's attention during the acquisition and integration process.

     We do not have significant experience in the identification and management of acquisitions. If we are unable to successfully address any of the foregoing risks, it could materially harm our business and impair the price of our common stock.


THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS



     Given our company's early stage of development, we depend on the performance and efforts of our senior management team and other key employees. Our senior management includes Harry E. Gruber, our Chief Executive Officer and Chairman of the Board, Brian Kenner, our Vice President and Chief Technology Officer, Kenneth L. Ruggiero, our Vice President and Chief Financial Officer, and Edward L. Huguez, our Vice President and Chief Operating Officer. If we lost the service of any members of our senior management or other key employees it could materially harm our business and impair the price of our common stock. We do not have employment agreements with any of our officers or employees.



THE ENACTMENT OF NEW LAWS OR CHANGES IN GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS



     We are not currently required to comply with direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to the Internet. However, due to the increasing popularity of the Internet, it is possible that additional laws may be adopted regarding the Internet, any of which could materially harm our business. These laws may relate to issues such as user privacy, pricing, content, copyrights, distribution of products, characteristics of products and quality of products and services. Furthermore, the growth and development of Internet commerce may lead to more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of any additional laws may decrease the growth of Internet use, which could lead to a decrease in the demand for our services or increase the cost of doing business. Also, the applicability to the Internet of existing laws in various jurisdictions governing issues like property ownership, sales and other taxes, libel and personal privacy is ambiguous and may take years to resolve.


     Although we do not actively program or edit the content on our network, we could be held liable if customers use our network to distribute content deemed to be indecent or obscene. While we do not actively market our services to sites that host adult video content, one or more of our customers may in the future use our services to transmit this type of content. Even though the United States Supreme Court has upheld lower court decisions declaring the anti-indecency provisions of the Telecommunications Act of 1996 unconstitutional, the law relating to liability for transmitting obscene or indecent material over the Internet remains unsettled. The imposition of potential liability for materials distributed through the Internet could require us to implement measures to reduce our exposure to this liability. These measures may require the expenditure of substantial resources or the discontinuation of some services, which could materially harm our business and impair the price of our common stock.

OUR INABILITY TO OBTAIN PATENT PROTECTION FOR OUR TECHNOLOGY OR MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD IMPAIR OUR COMPETITIVE POSITION



     Our success depends on our internally developed technologies and other intellectual property. We regard our technology as proprietary and attempt to protect it with patents, copyrights, trade secret laws, restrictions on disclosure and other methods. The U.S. Patent & Trademark Office has issued notices of allowance on three of our patent applications, which cover the management, distribution and delivery of video and audio content over the Internet as well as the architecture of the INTERVU Network. In addition, we have ten United States patent applications and six international patent applications pending. We are also in the process of preparing additional patent applications for our technology. Some or all of these patents may not be issued. Even if they are issued, they may not sufficiently protect our technology. If any patents are not issued or if they fail to provide protection to our technology, it may make it easier for our competitors to offer technology equivalent or superior to ours.


     We commonly enter into confidentiality agreements with our employees and consultants, and generally control access to and distribution of our proprietary information. Despite these precautions, it may be possible for a third party to obtain and use our services or technology without authorization. Third parties may also develop similar technology independently.

     We have applied for registration of a number of key trademarks and service marks such as "INTERVU," "INTERVU AUDIENCE," "V-Banner," "Smart Mirror," "Virtual URL" and the INTERVU logo. We also intend to introduce new trademarks and service marks. We may not be successful in obtaining registration for one or more of these trademarks. Furthermore, we cannot assure you that any trademark or service mark obtained will sufficiently protect our rights.

     We may need to resort to litigation in the future to enforce or to protect our intellectual property rights, including our patent and trademark rights. Moreover, our technologies and trademarks may be claimed to conflict with or infringe upon the patent, trademark or other proprietary rights of third parties. If any of these claims, conflicts or infringements should arise, we would have to defend ourselves against the challenge. This type of litigation could result in substantial costs and the diversion of resources. We also may have to obtain a license to use those proprietary rights or possibly cease using those rights altogether. Any of these events could materially harm our business and impair the price of our common stock.


YEAR 2000 PROBLEMS COULD DISRUPT OUR BUSINESS



     During the next year, many software programs may not recognize calendar dates beginning in the Year 2000. This problem could force computers or machines which utilize date dependent software to either shut down or provide incorrect information. To address this problem, we have examined our computer and information systems, contacted our software and hardware providers, and, where necessary, made upgrades to our systems.



     Although we believe that the INTERVU Network and our software solutions are Year 2000 compliant, undetected errors or defects may remain. Disruptions to our business or unexpected costs may arise because of undetected errors or defects in the technology and software we use to provide video and audio delivery services to our customers and in our internal information systems. Disruptions also may arise as a result of third parties not being Year 2000 compliant. If we, or any of our key suppliers, customers or bandwidth providers, fail to mitigate internal and external Year 2000 risks, we may temporarily be unable to provide services or engage in other business activities, including billing, which could have a material adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Impact of Year 2000" for a more extensive discussion of these risks.



WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE


     The market price of our common stock has fluctuated in the past and is likely to continue to fluctuate in the future. In addition, the market prices of securities of other technology companies, particularly Internet-related companies, currently are highly volatile. Factors that may have a significant effect on the market price of our common stock, many of which are beyond our control, include:

     - fluctuations in our operating results,

     - announcements of technological innovations,

     - new products or services offered by our competitors,

     - analysts' reports and projections,

     - changes in the market valuations of other Internet companies,

     - announcements by us or our competitors relating to significant acquisitions, strategic relationships, joint ventures, capital commitments or customer relationships,

     - our ability or failure to implement our growth strategy,

     - stock market price and volume fluctuations generally,

     - regulatory developments,

     - additions or departures of key personnel and

     - sales of our common stock by us or our stockholders.

Fluctuations in the market price of our common stock may in turn adversely affect (1) our ability to complete any targeted acquisitions, (2) our access to capital and financing and (3) our ability to attract and retain qualified personnel. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation against that company often results. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could materially harm our business.


OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF PROCEEDS OF THIS OFFERING AND MAY NOT APPLY THEM EFFECTIVELY


     Management will have significant flexibility in applying the net proceeds of this offering and may apply the proceeds in ways with which you do not agree. The failure of management to apply these funds effectively could materially harm our business. See "Use of Proceeds" for a discussion of our intended uses of the net proceeds of this offering.


OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR VOTING STOCK AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE



     Our present executive officers and directors and their affiliates will beneficially own approximately 26.4% of our outstanding common stock upon completion of this offering. As a result, these stockholders will continue to significantly influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets.



WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR COMPANY AT A PREMIUM PRICE


     Some of the provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could discourage, delay or prevent an acquisition of our company at a premium price. These provisions:

     - permit the Board of Directors to increase its own size and fill the resulting vacancies,

     - provide for a staggered board,

     - authorize the issuance of "blank check" preferred stock,

     - limit the removal of directors by the stockholders to removal for cause,

     - require a supermajority stockholder vote to effect some amendments to our Certificate of Incorporation and Bylaws,

     - limit the persons who may call special meetings of stockholders,

     - prohibit stockholder action by written consent and

     - establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.


In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See "Description of Capital
Stock -- Preferred Stock" and "-- Delaware Law and Charter and Bylaw Provisions" for a more detailed discussion of these anti-takeover provisions.



SALES OF SHARES ELIGIBLE FOR FUTURE SALE COULD IMPAIR OUR STOCK PRICE



     The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.



     After this offering, 13,446,622 of our shares of common stock will be outstanding (13,821,622 shares if the underwriters' over-allotment option is exercised in full). Of these shares, the 2,500,000 shares sold in this offering (2,875,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without restrictions under the Securities Act, except for any shares purchased by our "affiliates" (as defined in Rule 144 under the Securities Act). In addition, 10,946,622 shares will otherwise be eligible for sale in the public market, which includes shares of restricted stock that have not yet vested but will be eligible for sale upon vesting. Our officers and directors and certain stockholders, subject to certain exceptions, have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock for a period of 120 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements. Also, 806,144 shares of our common stock issuable upon conversion of the Series G Preferred Stock are eligible for sale under Rule 144 under the Securities Act of 1933. An additional 2,415,052 shares of common stock are issuable upon the exercise of options and warrants, although a substantial number of our options currently are not exercisable.



YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION



     You will experience an immediate and substantial dilution of $43.97 per share in the net tangible book value per share of common stock from the public offering price, assuming a public offering price of $55.75 per share. In addition, the exercise of options and warrants currently outstanding could cause additional substantial dilution to you. See "Dilution" for more detailed information regarding the potential dilution you may incur.

                                USE OF PROCEEDS


     The net proceeds to INTERVU from the sale of the common stock in this offering at an assumed public offering price of $55.75 per share are estimated to be $130.5 million ($150.2 million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses of $500,000. INTERVU intends to use these net proceeds for (1) sales and marketing, including hiring additional sales personnel and opening new sales offices, (2) additional software development, (3) capital expenditures, consisting primarily of servers to expand the INTERVU Network, and (4) working capital and other general corporate purposes.


     A portion of the net proceeds may also be used to acquire or invest in complementary businesses or to obtain the right to use complementary technologies, including through strategic alliances. Although INTERVU from time to time evaluates potential acquisitions of businesses, products and technologies, it has no present understandings, commitments or agreements regarding any acquisition.

     Pending these uses, INTERVU may invest the net proceeds temporarily in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the U.S. government.

                          PRICE RANGE OF COMMON STOCK


     INTERVU completed its initial public offering on November 25, 1997. Since November 20, 1997, INTERVU's common stock has been quoted in the Nasdaq National Market. The following table provides the high and low sales prices for INTERVU's common stock during the periods indicated.



                                                               HIGH     LOW
                                                              ------   ------
1997
     4th Quarter (from November 20, 1997)...................  $10.25   $ 8.13
1998
     1st Quarter............................................   14.50     7.63
     2nd Quarter............................................   32.38    12.63
     3rd Quarter............................................   21.50     5.13
     4th Quarter............................................   19.50     6.00
1999
     1st Quarter............................................   54.50    12.75
     2nd Quarter (through April 15, 1999)...................   82.00    49.00



     On April 15, 1999, the last reported sale price of INTERVU's common stock in the Nasdaq National Market was $55.75 per share. As of March 31, 1999, there were 125 holders of record of INTERVU's common stock.


                                DIVIDEND POLICY


     INTERVU has never paid and does not anticipate paying any dividends on its common stock in the foreseeable future. Any future determination regarding the payment of dividends will be made by INTERVU's Board of Directors and will depend on then existing conditions, including INTERVU's financial condition, results of operations, contractual restrictions, capital requirements and business prospects and any other factors INTERVU's Board of Directors deems relevant.

                                    DILUTION


     Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from this offering. Net tangible book value per share represents the amount of INTERVU's total tangible assets less its total liabilities, divided by the total number of shares of common stock outstanding. At December 31, 1998, INTERVU had net tangible book value of $27.3 million or $2.51 per share of common stock. After giving effect to the sale of 2,500,000 shares of common stock offered by INTERVU at an assumed public offering price of $55.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses, INTERVU's pro forma net tangible book value at December 31, 1998 would have been $157.8 million or $11.78 per share. This represents an immediate increase in the pro forma net tangible book value of $9.27 per share to existing stockholders and an immediate and substantial dilution of $43.97 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:



Assumed public offering price...............................           $55.75
  Net tangible book value as of December 31, 1998...........  $ 2.51
  Increase attributable to new investors....................  $ 9.27
Pro forma net tangible book value after this offering.......            11.78
                                                                       ------
Dilution to new investors...................................           $43.97
                                                                       ======



     The following table summarizes the differences between existing stockholders and new investors in this offering with respect to the number of shares of common stock purchased from INTERVU, the total consideration paid to INTERVU and the average consideration paid per share. The following table excludes the deduction of underwriting discounts and commissions and estimated offering expenses payable by INTERVU. In addition, the following table assumes a public offering price of $55.75 per share.



                                         SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                       --------------------    ----------------------      PRICE
                                         NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                       ----------   -------    ------------   -------    ---------
Existing Stockholders................  10,894,487     81.3%    $ 51,328,000     26.9%     $ 4.71
New Investors........................   2,500,000     18.7%     139,375,000     73.1%      55.75
                                       ----------    -----     ------------    -----
          Total......................  13,394,487    100.0%    $190,703,000    100.0%
                                       ==========    =====     ============    =====


     The information presented in the table above with respect to existing stockholders assumes (1) no conversion of Series G Preferred Stock into common stock, (2) no exercise of outstanding options to purchase 1,822,000 shares of common stock granted under the 1996 Stock Plan and the 1998 Stock Option Plan and (3) no exercise of warrants to purchase 330,000 shares of common stock.


     If the underwriters' over-allotment option is exercised in full, INTERVU will issue an additional 375,000 shares of common stock to new investors representing 2.7% of the total of 13,769,487 shares of its common stock outstanding. In addition, the total consideration from new investors will be $160.3 million, which is 75.7% of the total of $211.6 million paid for all shares of common stock outstanding. The issuance of additional common stock by INTERVU will result in further dilution to you.

                                 CAPITALIZATION


     The following table sets forth, as of December 31, 1998: (1) the actual capitalization of INTERVU and (2) the capitalization of INTERVU as adjusted to reflect the receipt of the estimated net proceeds of this offering at an assumed public offering price of $55.75 per share. The following table should be read in conjunction with the financial statements and the related notes appearing elsewhere in this prospectus.



                                                                  DECEMBER 31, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
                                                                   (IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA)
Long-term lease commitments.................................  $     --      $     --
Stockholders' equity........................................
  Preferred stock, par value $0.001 per share; 5,000,000
     shares authorized, 1,280,000 shares issued and
     outstanding, actual and as adjusted....................         1             1
  Common stock, par value $0.001 per share; 20,000,000
     shares authorized, 10,894,487 shares issued and
     outstanding, actual; 20,000,000 shares authorized,
     13,394,487 shares issued and outstanding, as
     adjusted(2)............................................        11            13
  Additional paid-in capital................................    51,346       181,857
  Deferred compensation.....................................      (746)         (746)
  Accumulated deficit.......................................   (23,299)      (23,299)
                                                              --------      --------
Total stockholders' equity..................................    27,313       157,826
                                                              --------      --------
Total capitalization........................................  $ 27,313      $157,826
                                                              ========      ========


(1) Assumes no exercise of the underwriters' over-allotment option.

(2) Excludes an aggregate of 1,822,000 shares of common stock issuable upon exercise of outstanding options under the 1996 Stock Plan and the 1998 Stock Option Plan, 806,144 shares of common stock issuable upon conversion of the Series G Preferred Stock and 330,000 shares of common stock issuable upon the exercise of warrants.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes included elsewhere in this prospectus. These financial statements have been audited by Ernst & Young LLP, independent auditors. INTERVU did not emerge from the development stage until 1998. As a result, INTERVU believes that any comparison of its results of operations is not meaningful.

                                                 PERIOD FROM
                                                AUGUST 2, 1995
                                                (INCEPTION) TO
                                                 DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                --------------   ------------------------------------
                                                     1995           1996         1997         1998
                                                --------------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues....................................       $ --        $       --   $      144   $    1,712
  Operating expenses:
     Research and development.................         33             1,420        1,703        3,154
     Selling, general and administrative......         16               910        3,148       10,892
     Charges associated with the NBC Strategic
       Alliance Agreement(1)..................         --                --          750        4,622
                                                     ----        ----------   ----------   ----------
  Total operating expenses....................         49             2,330        5,601       18,668
                                                     ----        ----------   ----------   ----------
  Loss from operations........................        (49)           (2,330)      (5,457)     (16,956)
  Interest income.............................          3                52          192        1,246
                                                     ----        ----------   ----------   ----------
  Net loss....................................       $(46)       $   (2,278)  $   (5,265)  $  (15,710)
                                                     ====        ==========   ==========   ==========
  Basic and diluted net loss per share(2).....                   $    (0.66)  $    (0.95)  $    (1.73)
                                                                 ==========   ==========   ==========
  Shares used in computing basic and diluted
     net loss per share(2)....................                    3,441,000    5,571,000    9,074,000
                                                                 ==========   ==========   ==========

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1997         1998
                                                             ----------   ----------   ----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments........   $ 2,508      $21,380      $27,046
  Working capital..........................................     2,365       20,947       24,799
  Total assets.............................................     2,776       22,130       30,364
  Long-term liabilities....................................        27            7           --
  Total stockholders' equity...............................     2,597       21,532       27,313

---------------

(1) In January 1998, INTERVU expensed the then fair value of 680,000 shares of the Series G Preferred Stock in the amount of $3.4 million. The charges also include $750,000 and $1,250,000 in nonrefundable cash payments due to NBC under the strategic alliance agreement expensed during the fourth quarter of 1997 and during 1998, respectively.


(2) See Note 1 of Notes to Financial Statements for an explanation of the number of shares used in computing basic and diluted net loss per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     The following discussion contains forward-looking statements regarding INTERVU, its business, prospects and results of operations that are subject to risks, uncertainties and assumptions that could cause INTERVU's actual business, prospects and results of operations to differ materially from those that may be expressed or implied by these forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, those detailed in the sections of this prospectus entitled "Forward-Looking Statements" and "Risk Factors."


OVERVIEW


     INTERVU provides Web site owners and content publishers with services for the continuous delivery or "streaming" of live and on-demand video and audio content over the Internet. INTERVU's customers use its video and audio distribution services to transmit entertainment, sports, news, business to business, advertising and distance learning content. INTERVU's services automate the publishing, distribution and programming of video and audio content.


  Revenues


     INTERVU derives revenues from delivering live and on-demand video and audio content over the Internet and providing related services, including production, encoding, uplinking, Web site integration, distribution, audience building, reporting and archiving. INTERVU typically charges its customers fees with fixed and variable components. The fixed component consists of a monthly fee based on the particular bundle of services provided and an agreed upon amount of content to be stored and streams to be delivered. To the extent that a customer exceeds agreed upon storage and delivery amounts, INTERVU typically charges variable fees based on the amount by which content delivered exceeds the agreed upon amount. For customers for which INTERVU performs specific projects, it charges a combination of fixed and variable fees, depending on the project. INTERVU also derives revenues from consulting services relating to streaming media technologies, although this is not expected to constitute a material portion of INTERVU's revenues in the future.


  Expenses

     INTERVU's expenses consist of research and development expenses and selling, general and administrative expenses. Research and development expenses consist primarily of salaries and related expenses for personnel, fees to outside contractors and consultants, allocated costs of facilities and depreciation and amortization of capital equipment. Research and development expenses to date have been focused in three areas: (1) development of software to improve the INTERVU Network's ability to deliver video and audio content, (2) development of software to analyze Internet performance and redirect individual end-users to optimal servers and (3) development of software to help Web sites publish and promote their events.


     Selling, general and administrative expenses consist primarily of salaries, commissions, promotional expenses, professional services and general operating costs. Also included are the costs INTERVU incurs for bandwidth. INTERVU expects that as it adds additional customers, the corresponding increase in video and audio delivery volumes will allow INTERVU to generate economies of scale relative to its bandwidth costs because it will be able to obtain larger volume discounts. To the extent that INTERVU does not realize these economies of scale, INTERVU's business will be adversely affected.



     As INTERVU expands its business in 1999 and beyond, its research and development and selling, general and administrative expenses will increase substantially. Research and development expenses will increase as INTERVU adds engineers to its in-house software development team. Selling, general and administrative expenses will also increase as INTERVU increases its sales personnel and sales and marketing efforts.


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

     INTERVU also expects to expand the INTERVU Network by adding servers in additional Internet hosting centers. INTERVU will depreciate equipment added to the INTERVU Network over the useful life of the asset and include this expense in selling, general and administrative expense.

  NBC Strategic Alliance


     In connection with entering into a strategic alliance with NBC Multimedia, Inc., INTERVU issued 1,280,000 shares of its Series G Convertible Preferred Stock to NBC. INTERVU charged $3.4 million to expense in January 1998, representing the fair value of 680,000 shares of Series G Preferred Stock at the time NBC's obligation to return those shares lapsed. INTERVU expects to charge the then fair value of the remaining 600,000 shares of Series G Preferred Stock to expense during the fourth quarter of 1999 when NBC's obligation to return those shares is expected to lapse. However, if INTERVU breaches, renegotiates or removes the provision of the NBC strategic alliance agreement relating to this obligation, it may need to expense the charge at that time. INTERVU believes that the fair value of each share of Series G Preferred Stock will roughly approximate the price per share at which INTERVU's common stock is then trading, multiplied by the 0.6298 conversion ratio applicable to the Series G Preferred Stock. The non-cash charge with respect to the remaining 600,000 shares of Series G Preferred Stock is expected to be substantial and to materially impact INTERVU's results of operations in the period the expense is recognized. NBC Multimedia is not required to return any shares upon termination until it receives $2.0 million of non-refundable payments from INTERVU.


RESULTS OF OPERATIONS

     INTERVU has incurred net losses in each fiscal period since its inception and, as of December 31, 1998, had an accumulated deficit of $23.3 million. To date, INTERVU has not generated any significant revenues, and, as a result of the significant expenditures INTERVU plans to make as described above, INTERVU expects to continue to incur significant operating losses and negative cash flows from operations for the foreseeable future.

  1998 Compared to 1997


     Total revenue for 1998 increased to $1.7 million from $144,000 in the prior year. The increase in revenues reflects the expansion of INTERVU's streaming media services. INTERVU also generated additional revenue from its services relating to NBC's VideoSeeker Web site and from consulting and seminar management services.


     Research and development expenses for 1998 increased to $3.2 million from $1.7 million in the prior year. The increase in research and development expenses was attributable to the increase in personnel and related expenses.

     Selling, general and administrative expenses for 1998 increased to $10.9 million from $3.1 million in the prior year. The increase was attributable primarily to an increase of $4.3 million in personnel and associated costs, an increase of $1.3 million in expenditures for trade shows and other marketing efforts, an increase of $529,000 in consulting fees, an increase of $554,000 for bandwidth costs and an increase of $382,000 for travel and entertainment expenses.

     Charges associated with the NBC strategic alliance agreement for the year ended December 31, 1998 increased to $4.6 million from $750,000 in the prior year. The charges in the 1998 period reflected (1) a non-cash charge of $3.4 million relating to the lapse of NBC's obligation to return 680,000 shares of Series G Preferred Stock to INTERVU and (2) a charge of $1.3 million relating to nonrefundable cash payments due to NBC Multimedia under the strategic alliance agreement for the costs of producing and operating NBC's VideoSeeker Web site and the costs of advertising and promotions to be placed by INTERVU on NBC Internet sites. The 1997 charges reflected the payment of $750,000 of nonrefundable cash payments to NBC Multimedia under the strategic alliance agreement.

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


     Interest income for 1998 increased to $1.2 million from $192,000 in the prior year. Interest income represents interest earned by INTERVU on its cash, cash equivalents and short-term investments. The increase in interest income over the comparable period in 1997 was the result of higher cash, cash equivalents and short-term investments balances INTERVU obtained from sales of stock.


     INTERVU's net loss for 1998 increased to $15.7 million from $5.3 million for the prior year.


     INTERVU has not recorded any income tax benefit for net losses and credits incurred for any period from inception to December 31, 1998. The utilization of these losses and credits depends on INTERVU's ability to generate taxable income in the future. Because of that uncertainty, INTERVU has recorded a full valuation allowance with respect to these deferred tax assets. See Note 7 of Notes to Financial Statements for further discussion of these deferred tax assets.


  1997 Compared to 1996

     Total revenues were $144,000 for 1997, most of which was derived from delivery fees and customer services provided to INTERVU's initial customers. INTERVU had no revenues for 1996.

     Research and development expenses for 1997 increased to $1.7 million from $1.4 million in the prior year. The increase in research and development expenses was attributable to the increase in personnel and related expenses.

     Selling, general and administrative expenses for 1997 increased to $3.1 million from $910,000 in the prior year. The increase in 1997 over 1996 was attributable primarily to an increase of $1.2 million in personnel and associated costs, primarily related to sales and marketing, an increase of $297,000 in expenditures for trade shows and other public relations expenses, an increase of $237,000 in amortization of deferred compensation, an increase of $229,000 for bandwidth costs and an increase of $175,000 for travel and entertainment expenses.


     Charges associated with the strategic alliance agreement with NBC for 1997 were $750,000. None of these charges were recorded in 1996. The 1997 charges reflected the payment of $750,000 of nonrefundable cash payments to NBC Multimedia under the strategic alliance agreement.



     Interest income for 1997 increased to $192,000 from $52,000 in the prior year. The increase in interest income for 1997 was the result of higher cash and cash equivalents balances resulting from sales of stock.


     INTERVU's net loss for 1997 increased to $5.3 million from $2.3 million in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, INTERVU has financed its operations primarily through sales of stock. Through December 31, 1998, INTERVU had raised $46.8 million from the sale of preferred stock and common stock. At December 31, 1998, the principal source of liquidity for INTERVU was $27.0 million of cash, cash equivalents and short-term investments.

     INTERVU has had significant negative cash flows from operating activities since inception. Cash used in operating activities was $9.8 million for 1998, $4.6 million for 1997 and $2.1 million for 1996. Cash used in operating activities in each of these periods was primarily the result of increased business activity and related operating expenses.


     Cash used in investing activities was $20.1 million for 1998, primarily representing purchases of short-term investments and capital expenditures for equipment, software and furniture and fixtures. Cash used in investing activities was $485,000 for 1997 and $305,000 for 1996, primarily representing capital expenditures for equipment, software and furniture and fixtures. As of December 31, 1998, INTERVU had no material commitments for capital expenditures. However, in March 1999, INTERVU financed $1.1 million of equipment under a three-year non-cancelable leaseline with an interest rate of 7.75%. Additionally, INTERVU expects to spend significant amounts for equipment, software and fixtures over the next 24 months to expand the INTERVU Network, a portion of which it plans to finance through capital leases.


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

     Cash provided by financing activities was $17.9 million for 1998, $23.9 million for 1997 and $4.4 million for 1996. In 1998, the cash provided by financing activities was primarily from the $17.8 million in net proceeds from the sale of common stock in a public offering completed in June 1998. Cash provided in 1997, was primarily due to net proceeds received by INTERVU from the sale of preferred stock and completion of INTERVU's initial public offering and direct offering to NBC in November 1997. Net proceeds from INTERVU's initial public offering and direct offering to NBC in 1997 aggregated $18.6 million.


     In connection with the strategic alliance agreement INTERVU entered into with NBC in October 1997, INTERVU became obligated to make $2,000,000 in non-refundable payments to NBC Multimedia for production, operating and advertising costs associated with some of NBC's Web sites. These payments include (1) $750,000 paid on the completion of the initial public offering in November 1997, (2) $500,000 paid in April 1998, (3) $500,000 due in May 1998 and
(4) $250,000 due in August 1998. Through December 31, 1998, INTERVU has made a total of approximately $1.3 million in payments to NBC Multimedia and $750,000 is currently payable.


     In June 1998, INTERVU relocated its headquarters to office space subleased in San Diego, California. The sublease commenced in May 1998 and will expire in June 2003. Over the term of the lease INTERVU will pay total rents of approximately $1.9 million.

     INTERVU believes that the net proceeds from this offering, together with existing cash and cash equivalents, will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future. However, if cash generated by operations is insufficient to satisfy INTERVU's liquidity requirements, INTERVU may need to sell additional equity or debt securities or obtain credit facilities. INTERVU currently does not have any lines of credit.

INTEREST RATE RISK


     INTERVU is exposed to changes in interest rates primarily from its investments in available for sale securities. Under its current policies, INTERVU does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially effect the fair value of interest sensitive financial instruments at December 31, 1998.


IMPACT OF YEAR 2000


     Many computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning the year 2000, these date code fields will need to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with "Year 2000" requirements. Although INTERVU believes that the INTERVU Network and related software are Year 2000 compliant, INTERVU may discover coding errors or other defects in the future. INTERVU has appointed a Year 2000 Task Force to assess the scope of its risks and bring its applications into compliance. This Task Force is undertaking its assessment of INTERVU's compliance and recently began testing its corporate business and information systems. To date, INTERVU has discovered few problems during its Year 2000 testing, and INTERVU has fixed those identified in its day to day operating environment. INTERVU intends to complete the compliance testing in September 1999. To date, INTERVU has incurred minimal expenses related to Year 2000 compliance. It expects to incur approximately $50,000 of expenses in 1999 related to Year 2000 compliance. INTERVU has not adopted a contingency plan to address possible risks to its systems.



     INTERVU relies on a number of software and systems provided by third parties to operate the INTERVU Network, any of which could contain coding which is not Year 2000 compliant. These systems include server software used to operate the network servers, software controlled routers, switches and other components of the data network, firewall, security, monitoring and back-up software used by INTERVU, as well as desktop PC applications software. In each case, INTERVU employs widely available software applications from leading third-party vendors and expects that these vendors will provide any required upgrades or modifications in a timely fashion. However, if any third party software suppliers fail to provide

Year 2000 compliant versions of the software, INTERVU's operations, including the INTERVU Network, could be disrupted.

     Year 2000 compliance problems also could undermine the general infrastructure necessary to support INTERVU's operations. For instance, INTERVU depends on third-party Internet service providers (known as "ISPs") or hosting centers to provide connections to the Internet and to customer information systems. Any interruption of service from ISPs or hosting centers could result in a temporary interruption of the INTERVU Network and other services. INTERVU has attempted to address this risk by obtaining the same service capacity from multiple ISPs. Any interruption in the security, access, monitoring or power systems at the ISPs or hosting centers could result in an interruption of services. Moreover, it is difficult to predict what effects Year 2000 compliance problems will have on the integrity and stability of the Internet. If businesses and consumers are not able to reliably access the Internet, the demand for INTERVU's services could decline, resulting in an adverse impact to INTERVU's business, financial condition and results of operations.


     INTERVU's operations also could be adversely affected if its customers fail to ensure that their software systems are Year 2000 compliant. INTERVU cannot assess or control the degree of Year 2000 compliance in its customers' information systems. Disruptions in the information systems of customers could temporarily prevent those customers from accessing or using the INTERVU Network, which could materially affect INTERVU's business, financial condition and results of operations. The spending patterns of current or potential customers may be affected by Year 2000 issues as companies spend significant resources to correct or update their systems for Year 2000 compliance. Because of these expenditures, INTERVU's customers may have less money available to pay for services, which could have a material adverse affect on INTERVU's business, financial condition and results of operations.

                                    BUSINESS


     INTERVU provides Web site owners and content publishers with feature-rich, cost-effective services for the continuous delivery or "streaming" of live and on-demand video and audio content over the Internet. INTERVU's customers use its video and audio distribution services to transmit entertainment, sports, news, business to business, advertising and distance learning content. INTERVU's current customers include Bloomberg, CNN, House of Blues, Intel, Microsoft, MovieFone, MSNBC, NBC, OnRadio, RadioWave.com, Saatchi and Saatchi and Turner Broadcasting.



     INTERVU's streaming media services allow Internet users to:


     - view news, sports and other events from around the world,

     - listen to live radio broadcasts,

     - watch and listen to specialized content not widely available on television or radio,

     - hear a company's quarterly earnings report live, accompanied by a graphical presentation,

     - view a movie trailer before purchasing a movie ticket, videotape or DVD and

     - watch music videos or listen to songs on demand.


     INTERVU has developed software solutions that automate the publishing, distribution and programming of video and audio content. INTERVU is a full-service provider, offering all of the services necessary for delivery of both live Webcasting and video and audio on-demand, including production, encoding, uplinking, Web site integration, distribution, reporting and archiving. Web site owners and content publishers use INTERVU's solutions to:
(1) more quickly and efficiently add video and audio content to Web sites, (2) avoid purchasing or developing costly software and hardware and hiring employees with video and audio expertise and (3) benefit from the economies of scale INTERVU can generate by buying Internet bandwidth in bulk. INTERVU typically charges its customers monthly fees based on the particular bundle of services to be provided and the amount of video content to be stored and delivered.



     The cornerstone of INTERVU's service strategy is a scalable, patent-pending distribution network. The INTERVU Network uses servers strategically located in major Internet hosting centers. INTERVU's dispersed network architecture enables it to deliver streaming content to larger numbers of simultaneous end-users than other service providers can achieve from centrally located servers. The INTERVU Network also allows customers to make large numbers of video and audio files available for on-demand viewing and listening. INTERVU believes that its proprietary software for managing and distributing video and audio content and its use of multiple delivery centers significantly improve the quality, speed and reliability of delivery.


INDUSTRY BACKGROUND


     The Internet and many Internet software, hardware and service providers have experienced dramatic growth in recent years. The development of improved search engines and Web browsers has led to substantial end-user interest in the Internet. International Data Corporation (IDC) estimates that the number of Web users will increase from approximately 97 million at the end of 1998 to approximately 320 million by the end of 2002, representing an average annual growth rate of 35%. A 1998 study completed by the Georgia Institute of Technology estimates that approximately 32% of Internet users spend 20 or more hours using a Web browser each week.



     The development of video and audio delivery solutions has contributed to the transition of the Internet from a static environment of text-oriented Web pages to a more attractive and dynamic environment. INTERVU believes that as the Internet continues to evolve as a mass communication medium, end users will spend an increasing percentage of their time online visiting sites that offer high-quality video and audio content.

     The rising popularity of the Internet also has spurred the development of commercial applications, including online commerce and advertising. IDC estimates that the total purchases made over the Internet will grow from $32.4 billion in 1998 to $425.7 billion by 2002. Industry observers also expect that as the number of Internet users grows, advertisers will devote increasing portions of their budgets to Internet advertising. INTERVU believes that growth in commercial applications on the Internet will increase demand for streaming media services as companies seek to increase the effectiveness of their Web sites and Internet advertising.

     The delivery of streaming content over the Internet can present numerous challenges. Web site owners that want to stream video and audio can either do so from their own servers or through third-party service providers. Many Web site owners begin to encounter capacity and technological limitations as they seek to deliver video to large numbers of end-users. Similarly, third-party service providers that offer streaming media solutions from centrally located servers face increased reliability problems because these servers are more likely to become overloaded during peak usage periods than distributed servers.

THE INTERVU SOLUTION

     INTERVU's services allow Web site owners and content publishers to transmit streaming content more quickly and cost-effectively. Specifically, INTERVU provides its customers with the following service features:

  Automation of the Publishing Process


     INTERVU has developed services that automate the process of publishing video and audio to the Internet, making this process less expensive and less labor-intensive. For example, INTERVU Workbench allows Web site owners with large amounts of content to publish video and audio clips to their Web sites, dynamically generate new Web pages containing their clips and link the clips to files with searchable identifying information about the clip. The INTERVU AUDIENCE service includes an automated e-mail ticketing function for live events and automatically provides desktop reminders to end-users before requested events. INTERVU AUDIENCE also simplifies the posting of multimedia content on the Internet by combining publishing features with automated file labeling, which allows end-users to quickly find video and audio through a directory function.



  Automated, Cost-Effective and Scalable Distribution


     INTERVU's distributed network allows it to deliver video and audio more cost effectively and with better quality than Web site owners can achieve from a single location. The INTERVU Network manages bandwidth limitations and automatically directs end-users' requests for video and audio to the delivery center that can provide the content most quickly and efficiently. The INTERVU Network also allows Web site operators to deliver video and audio without incurring start-up costs associated with purchasing the hardware and software required to stream multimedia content, maintenance costs and fixed bandwidth costs. INTERVU's proprietary software allows INTERVU to expand the capacity of its network by installing additional servers at Internet hosting centers.

  Advanced Data Management Services

     INTERVU provides Web site owners and content publishers with demographic data, user preferences and other information. INTERVU continues to add features to its data management services, including data capture, which provides information about the technical attributes of video and audio files and streams, and data reporting, which aggregates end-user data from multiple sources. Data reporting enables INTERVU customers to better market their Web events and tailor their content to meet end-user demand. INTERVU believes that its ability to provide meaningful data will be an important factor in its ability to attract and retain customers.

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

STRATEGY

     INTERVU's objective is to establish itself as the leading service provider for Internet video and audio distribution solutions. INTERVU's strategy for achieving this goal includes the following key components:

  Target Leading Web Sites and Content Publishers


     INTERVU targets its sales and marketing efforts at Web site owners and content publishers with significant video and audio volume and quality requirements, primarily in the areas of entertainment, news and sports. INTERVU also targets leading Web sites in part to create awareness for the "INTERVU" brand. INTERVU has established relationships with key customers that provide INTERVU with the opportunity to promote its brand identity by placing its logo on the customer's Web site next to the video being delivered. During 1999, INTERVU intends to expand both its sales force and the geographic areas in which INTERVU maintains a sales presence.


  Drive Traffic to Customers' Web Sites and Maximize Customer Brand Awareness


     Web site owners devote substantial resources to establishing online brand recognition and increasing traffic. INTERVU does not compete with its customers for Web site traffic or brand awareness because it does not maintain a Web site that end-users must visit to access its customers' video and audio content. End-users visiting an INTERVU customer's Web site receive video and audio directly through that site without knowing that it is coming from the INTERVU Network.


  Further Develop Automated Delivery Solutions

     INTERVU intends to further develop automated delivery solutions to attract new customers and remain a technology leader. INTERVU recently introduced the INTERVU AUDIENCE, INTERVU Workbench and INTERVU Presents delivery solutions, which automate the publishing, delivery and programming processes. INTERVU AUDIENCE, for example, includes automated ticketing and messaging services to bring viewers to live events and helps INTERVU's customers develop ongoing relationships with a community of end-users. INTERVU plans to expand the features of its automated solutions while also developing new, innovative solutions.

  Provide Full-Service Solutions

     INTERVU is a full-service provider, offering its customers production services, software solutions, content distribution and storage. INTERVU tailors its services to each customer's needs and provides ongoing 24-hour customer support. INTERVU believes that its customized full-service approach increases customer satisfaction, facilitates the sale of additional services to its existing customers and significantly enhances its ability to increase its customer base.

  Expand the INTERVU Network

     INTERVU intends to expand the INTERVU Network by installing additional delivery centers in Internet hosting centers and at Internet points of presence
(POPs). INTERVU believes it can further improve the speed, quality and reliability of streaming video and audio by reducing the number of Internet connections that content must traverse before its reaches the end-user. INTERVU plans to locate network resources in POPs with broadband technologies, such as Digital Subscriber Line (DSL) or cable modem technology, to facilitate faster transmission to end-users. Expansion of the network also will allow INTERVU to store and deliver larger numbers of video and audio files and to increase the number of simultaneous streams it can deliver.

MARKETING AND SALES

     INTERVU employs a variety of marketing methods, including advertising, trade show and conference participation, the INTERVU Web site, sales literature, Internet promotions and placement of its name and

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

logo on customers' Web sites. A key element of INTERVU's marketing strategy is to continue to heighten awareness for the "INTERVU" brand as it expands its sales and marketing activities.

     INTERVU has identified five principal target customer categories:


      -- Entertainment and Sports. INTERVU's largest target market is entertainment providers, especially providers of music, movies and sports. INTERVU believes that entertainment content has the greatest end-user demand and therefore targets providers of this content. INTERVU's entertainment and sports customers include AIME (ComedyNet), DVD EXPRESS, House of Blues, MovieFone, MUSICVIDEOS.COM, CDNow, NBC, New England Patriots, RadioWave.com, Showtime, Turner Broadcasting, Universal Studios and Warner Brothers.



      -- News and Information. News and information providers increasingly are using the Internet as a distribution channel. End-users also are accessing the Internet as a source for news and information with increasing frequency. INTERVU's current customers in the news market include Bloomberg, MSNBC and APB Online (police scanners in multiple cities). We also provide services to CNN.com for its live Internet broadcasts.



      -- Business to Business. INTERVU believes there is a growing market for video and audio used in business to business communications on the Internet. The business to business market consists of investor relations, internal corporate communications, business training, online sales, conferences and tradeshows and government. For example, INTERVU provides a virtual private network that allows Saatchi and Saatchi to share work in progress with customers and employees. INTERVU provides a similar service to BMG that archives recordings of over 8,000 CDs and allows retailers to preview music CDs and packaging before placing orders.



      -- Advertising. INTERVU believes that Internet advertisements will move increasingly toward ads that include video because these ads are more engaging to consumers than static advertisements. INTERVU believes advertisements containing video also increase "click through" from the host Web site to the advertiser's own site. INTERVU provides a variety of multimedia formats to meet the needs of advertisers, including Macromedia Shockwave, Macromedia Flash and V-Banners, the last of which is INTERVU's own video banner advertising technology.


      -- Distance Learning. The distance learning market is growing each year as more higher education institutions put courses online to reach students who otherwise would be unable to attend because of access limitations or lack of institutions in students' home towns. INTERVU believes that its presentation broadcasting service, INTERVU Presents, is well suited to meet the needs of distance learning providers. INTERVU also is seeking to develop relationships with companies that provide distance learning products, which will resell INTERVU's services to their customers.


     INTERVU employs a dedicated sales force of 31 sales professionals to sell its audio and video distribution services. INTERVU plans to significantly expand its sales force during 1999 both in its current geographic markets and new markets. INTERVU divides its sales representatives into groups, with each group selling services to only one of INTERVU's target customer categories. INTERVU believes that it can more effectively sell its services by using sales professionals who specialize in a single target customer category. INTERVU has a sales office or presence in San Diego, San Francisco, New York, Chicago, Los Angeles, Atlanta and Detroit and plans to add a sales presence in Seattle, Denver and the Mid-Atlantic region in 1999. INTERVU also seeks to leverage its relationships with other Internet companies that resell INTERVU's delivery services.


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

INTERVU SERVICE SOLUTIONS

     INTERVU provides live Webcasting and video and audio on-demand. Live Webcasting includes both live events and 24-hour per day streaming services such as continuous radio broadcasts. On-demand services allow INTERVU customers to store video and audio clips on the INTERVU Network and to make them available to end-users through their Web sites. INTERVU is a full-service provider, offering all of the services necessary for both live Webcasting and video and audio on-demand, including production, encoding, uplinking, Web site integration, distribution, audience building, reporting and archiving. INTERVU supports and enhances these services with the following software solutions and other services:

 INTERVU Workbench


     INTERVU Workbench allows customers with large amounts of content to publish video and audio clips to their Web pages, dynamically generate new pages that offer end-user access to the clips, link the clips to files containing searchable identifying information about the clip and collect usage data on a clip by clip basis. INTERVU currently provides these services to NBC's VideoSeeker Web site. INTERVU is marketing a version of this publishing and reporting solution to other customers.


 INTERVU AUDIENCE


     INTERVU AUDIENCE, an Internet audience management system, provides Web site owners with an easy to use, comprehensive solution for bringing people to live events. INTERVU AUDIENCE includes an automated e-mail ticketing function and generates a desktop reminder before the requested event. INTERVU AUDIENCE automatically launches the end-user's browser, takes the end-user to the Web page with the video or audio content, launches the appropriate streaming media player and starts the audio or video stream. INTERVU AUDIENCE also simplifies the posting of multimedia content on the Internet by combining publishing features with automated labeling of the files, which allows end-users to quickly find video and audio through a directory function. INTERVU AUDIENCE also incorporates the processor serial number feature of Intel's Pentium III processor, designed to provide INTERVU customers with the ability to limit access to specific events and on-demand clips to recognized serial numbers. INTERVU AUDIENCE also allows Web site owners to:


     - customize the presentation of content on their Web sites,

     - program and schedule events on their Web sites,

     - conduct pay-per-view events and

     - track content usage, which enables Web site owners to make more effective programming decisions.

 INTERVU Presents

     INTERVU Presents enables Web site owners to distribute video and audio presentations with synchronized Microsoft PowerPoint slides over the Internet. This service is intended primarily for businesses and educational institutions. INTERVU Presents includes a fully automated registration process to manage end-user access to the content. In addition, INTERVU Presents interfaces with the processor serial number feature of Intel's Pentium III processor, enabling Web site owners to limit end-user access to confidential presentations. Among other things, this security feature is designed to allow businesses to conduct confidential sales training, business meetings and investor roadshows and presentations.

 V-Banner

     V-Banners enable Web site owners and advertisers to more easily integrate video into Web sites by turning an ordinary Internet advertising banner into a video display. INTERVU's V-Banners are compatible with most video players currently used by end-users. This enables INTERVU's advertising customers to reach most end-users with their video advertisements.

 Production Services

     INTERVU provides production services for Web site owners that deliver content through INTERVU. These production services include filming and producing live events that Web site owners broadcast over the Internet. INTERVU's customers have used its production services to broadcast events such as NASA's coverage of the John Glenn Space Shuttle Discovery Launch, the X-Files movie premier, the National Association of Television Program Executives' (NATPE) conference and various Turner Broadcasting productions.

 Encoding Services


     INTERVU offers encoding and compression services to its customers through its internal staff and through a subcontracting relationship with Encoding.com. INTERVU offers encoding in a number of digital formats, including MPEG, Quicktime, AVI, Vivo, Microsoft's Media Player and RealNetworks' RealPlayer G2.


INTERVU NETWORK


     INTERVU uses the INTERVU Network as the cornerstone for providing video and audio distribution solutions to INTERVU customers. The INTERVU Network uses proprietary software, systems and processes to manage large amounts of content stored on more than 100 servers in Internet hosting centers. The INTERVU Network's dispersed network architecture enables INTERVU to deliver streaming content to larger numbers of simultaneous end-users than other service providers can achieve from centrally located servers. INTERVU's dispersed network architecture is designed to more evenly distribute streaming media traffic across the Internet infrastructure. INTERVU has received three notices of allowance on patents that cover the design and operation of INTERVU's dispersed network and the method by which video and audio files are indexed and retrieved.



     The INTERVU Network enables Web site owners to provide video and audio content to end-users more cost-effectively and conveniently than through traditional Internet distribution mechanisms. Customers can deliver video and audio to the INTERVU Network instead of managing large video and audio files and maintaining expensive hardware. To an end-user visiting an INTERVU customer's Web site, the content appears to come directly from that site, rather than from INTERVU. INTERVU provides software for the customer's Web site that links end-users to the INTERVU Network.


 Reduces Transmission Time and Improves Quality


     INTERVU's use of delivery centers in multiple Internet hosting centers provides significant advantages in multimedia delivery. Through the use of INTERVU's Smart Mirror technology, the INTERVU Network helps users bypass slow transmission points on the Internet by determining which of its servers is "electronically closest" to the end-user and sending the video and audio content from that location. The electronically closest server is the one that provides the best combination of delivery time and quality.



 Scalable Network



     The delivery servers on the INTERVU Network consist of a title manager and multiple "video pumps" which are designed to optimize and manage the delivery of video and audio over the Internet. The title manager contains INTERVU's patent pending software and acts as the "brain" of the network. The video pumps are computers that have been customized to accelerate video and audio delivery. The title manager selectively stores, allocates and replicates video and audio content among the pumps based on end-user demand and directs end-users' requests for multimedia content to the video pump capable of delivering the highest quality content and responding most quickly to the request. Because the delivery centers use off-the-shelf hardware and INTERVU software, INTERVU can add additional centers to the network quickly and cost-effectively. This enables INTERVU to deploy network resources as additional scale becomes necessary.

 Fully Compatible With Leading Multimedia Players


     INTERVU's All Eyes software allows its customers to reach nearly all end-users, regardless of the multimedia player software used by the end-user. All Eyes software determines the capabilities of the end-user's software and ensures that any video and audio requested can be played by the end-user's multimedia player even if the end-user has not downloaded All Eyes software. By contrast, traditional methods of Internet video and audio distribution limit the number of end-users able to view multimedia content to those who have the appropriate software for a specific encoding format.


 End-User Software Technologies


     In conjunction with its automated delivery solutions, INTERVU provides its EyeQ Multimedia Manager software package. This package includes MPEG video players, as well as INTERVU's Get Smart technology. Get Smart installs and manages the EyeQ multimedia software and keeps end-users' computers current with other multimedia software players, such as Microsoft's MediaPlayer, RealNetworks' Real Player G2, Vivo, VDO and Apple Computer's QuickTime. With a single mouse click, Get Smart downloads and installs software updates to the end-user's computer from the Internet. Both the EyeQ Multimedia Manager and Get Smart are available via INTERVU's Web site or its customers' Web sites.


KEY WORKING RELATIONSHIPS


     INTERVU seeks to leverage its relationships with key customers and technology leaders to support the development of its automated delivery solutions and build INTERVU's brand identity.



     In October 1997, INTERVU entered into a strategic alliance with NBC Multimedia and became the exclusive distributor of most NBC entertainment multimedia content over NBC Internet sites. The NBC strategic alliance agreement provides for revenue sharing from the VideoSeeker Web site, which offers end-users a single source for online multimedia entertainment and information. INTERVU created the automated video search engine and directory functions used on the VideoSeeker site and developed the proprietary software underlying the site. A major benefit to INTERVU of the strategic relationship with NBC is the opportunity VideoSeeker provides INTERVU to develop and test new solutions for multimedia publishing, programming and delivery.



     INTERVU also has worked with Intel and Microsoft to integrate their products into INTERVU's delivery solutions. For example, INTERVU has integrated the security features of Intel's Pentium III Processor into INTERVU AUDIENCE and INTERVU Presents to limit end-user access to specific events, on-demand clips and presentations. INTERVU also has incorporated the features of Microsoft's PowerPoint presentation software into INTERVU Presents to allow Web site owners to integrate PowerPoint slides into streaming video presentations.


     Moreover, INTERVU has established co-marketing arrangements with key customers that provide INTERVU with the opportunity to promote its brand identity by placing its logo on the customer's Web site next to the video being delivered. For example, as part of INTERVU's agreement to provide video services for CNN.com's live news coverage, CNN has agreed that INTERVU's banners will appear on CNN.com/videoselect and in CNN's live video pop-up windows.

COMPETITION


     The market for Internet services is relatively new, rapidly evolving and highly competitive. INTERVU expects that competition will continue to intensify. The streaming media distribution industry is characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions. Although INTERVU believes it is the only company utilizing a dispersed network architecture supported by automated software solutions to deliver multimedia content over the Internet, INTERVU faces substantial competition from a number of companies. These competitors include: (1) Internet service providers, (2) Web sites and content publishers, (3) hardware and system vendors and (4) companies that utilize other streaming technologies. INTERVU currently competes to a large extent with Web site owners and content publishers that employ in-house technical personnel to develop streaming media technology and to manage their streaming media. INTERVU's competitors also currently include Broadcast.com, which recently entered into an agreement to be acquired by Yahoo!, and RealNetworks. However, unlike these competitors, INTERVU does not compete with its customers for Web site traffic or sell software. Competitive factors in the Internet streaming media distribution market include the quality and reliability of service, price, customer support, brand recognition and traffic flow directed to Web sites. See "Risk
Factors -- We Face Significant Competition" for further discussion of the competitive conditions facing INTERVU.


SOFTWARE DEVELOPMENT; INTELLECTUAL PROPERTY


     INTERVU develops most of its technologies itself and maintains a software development staff of 32 people that designs and develops INTERVU's new services. INTERVU had research and development expenses of approximately $1.4 million in 1996, $1.7 million in 1997 and $3.2 million in 1998. INTERVU believes that by performing most of its software development itself it can more quickly and cost-effectively develop new and innovative technologies and services. As a result, INTERVU believes it is better equipped to incorporate customer preferences identified by INTERVU's marketing and sales groups into development plans.



     INTERVU regards its technology as proprietary and attempts to protect it with patents, copyrights, trade secret laws, restrictions on disclosure and other methods. The U.S. Patent & Trademark Office has issued to INTERVU notices of allowance for three patents covering the management, distribution and delivery of multimedia content over the Internet as well as the architecture of the INTERVU Network. INTERVU has ten United States patent applications and six international patent applications pending. INTERVU also is in the process of preparing additional patent applications for its technology.


     INTERVU pursues registration of its trademarks and service marks in the U.S. as well as other countries, although it has not secured registration of all of its marks. As of March 29, 1999, INTERVU had one registered U.S. trademark and had applications pending for an additional 14 U.S. trademarks.

LEGAL PROCEEDINGS

     From time to time, INTERVU may be involved in litigation arising in the ordinary course of its business. INTERVU is not presently a party to any material legal proceedings.

EMPLOYEES


     As of March 31, 1999, INTERVU had 124 full-time employees, of whom 32 were in software development, 45 in operations, 35 in sales and marketing and 12 in administration. None of INTERVU's employees is represented by a labor union, and INTERVU considers its relations with its employees to be good.


FACILITIES

     INTERVU is headquartered in facilities consisting of approximately 23,575 square feet in San Diego, California, under a sublease expiring in 2003. Additionally, INTERVU maintains offices in New York City, San Francisco and Chicago. INTERVU anticipates opening additional regional sales offices in 1999 and beyond as it increases the size of its sales force and expands its sales and marketing initiatives.

                                   MANAGEMENT

     The following table sets forth the age and position of each of INTERVU's executive officers, directors and key employees:

                 NAME                    AGE                       POSITION
                 ----                    ---                       --------
Harry E. Gruber........................  46   Chairman and Chief Executive Officer
Brian Kenner...........................  39   Vice President and Chief Technology Officer
Kenneth L. Ruggiero....................  32   Vice President and Chief Financial Officer
Edward L. Huguez.......................  41   Vice President and Chief Operating Officer
Stephen H. Klein.......................  35   Vice President of Business Development, Networks
Larry Behmer...........................  51   Vice President, Engineering
Charles Bragg..........................  47   Vice President and General Manager, Sales
Stephen Condon.........................  35   Vice President, Marketing
Scott Crowder..........................  36   Vice President, Operations
J. William Grimes......................  58   Vice Chairman
Edward E. David, Jr....................  74   Director
Mark Dowley............................  34   Director
Alan Z. Senter.........................  57   Director
Isaac Willis...........................  58   Director

EXECUTIVE OFFICERS AND DIRECTORS

     Harry E. Gruber is a founder of INTERVU and has served as Chairman and Chief Executive Officer of INTERVU since July 1996. From July 1996 to July 1997, Dr. Gruber served as INTERVU's President, and from July 1997 to February 1998, Dr. Gruber served as INTERVU's Chief Financial Officer. Prior to founding INTERVU, Dr. Gruber founded two start-up biotech ventures, Gensia Inc. and Viagene Inc., which completed initial public offerings in 1990 and 1993, respectively. From July 1995 to July 1996, Dr. Gruber served as Chief Scientific Officer of Gensia, and from 1988 to July 1995, he served as Vice President, Research of Gensia. Dr. Gruber serves as a director of Vascular Genomics, Inc., a privately held company, and as a director of the UCSD Foundation and a member of the Board of Overseers for the University of Pennsylvania College of Arts and Sciences. Dr. Gruber obtained his M.D. and B.A. degrees from the University of Pennsylvania.

     Brian Kenner is a founder of INTERVU and has served as Vice President and Chief Technology Officer of INTERVU since February 1996. From 1989 to January 1996, Mr. Kenner was a Project Engineer at Science Applications International Corporation, an advanced-technology development and research organization. As Project Engineer, Mr. Kenner had responsibility for products ranging from advanced hand-held instrumentation to devices which digitize, compress, and transmit both moving and still images over public and proprietary communications networks. Mr. Kenner obtained a B.S. in electrical engineering from the University of California, San Diego.

     Kenneth L. Ruggiero joined INTERVU in February 1998 and serves as Vice President and Chief Financial Officer. From April 1996 to February 1998, Mr. Ruggiero was employed by NBC. From December 1996 to February 1998, he was the Chief Financial Officer of NBC Interactive Media, NBC's Internet division. In this capacity he performed and managed financial reporting, implemented various policies and procedures and structured and negotiated business development activities. From April 1996 to December 1996, Mr. Ruggiero was a Manager in NBC's Business Development and International Finance division. From September 1989 to April 1996, he was employed by Arthur Andersen, an independent public accounting firm, where he held a number of positions, including most recently Manager of Corporate Consulting. Mr. Ruggiero is a Certified Public Accountant. He received an M.B.A. from Columbia University Graduate School of Business and a B.A. in accounting from the University of Massachusetts, Amherst.

     Edward L. Huguez joined INTERVU in May 1998 and serves as Vice President and Chief Operating Officer. From October 1992 to May 1998, Mr. Huguez was employed by DIRECTV, a direct broadcast satellite entertainment company. Mr. Huguez held a number of different positions at DIRECTV, most recently Vice President, New Media and Interactive Programming and Platforms. In this capacity, Mr. Huguez was responsible for the business unit that managed DIRECTV's new media and interactive business. From March 1987 to September 1992, Mr. Huguez was employed by ESPN, Inc., most recently as Director, Affiliate Sales and Marketing, Western Division. He received an M.B.A. from the John E. Anderson Graduate School of Management at UCLA and a B.A. in political science from Arizona State University.

     Stephen H. Klein joined INTERVU in May 1996 as Director of Business Development and Sales and has served as Vice President of Business Development, Networks since March 1997. From 1994 to 1996, he served as New Business Development Manager for General Instrument Corporation where he was one of the originating founders of the SURFboard Program, General Instrument's Internet cable modem technology and product line. From 1988 to 1992, Mr. Klein held various product management and technical management positions at General Instrument's VideoCipher Division. Mr. Klein obtained an M.B.A. from San Diego State University and a B.S. in engineering from Ohio State University.

     Larry Behmer joined INTERVU in November 1998 as Vice President of Engineering. Prior to joining INTERVU, Mr. Behmer was employed with U.S. West from July 1987 to November 1998, including most recently as Executive Director of Engineering. From May 1970 to July 1987, Mr. Behmer held various positions at Bell Labs and Northern Telecom. Mr. Behmer earned a M.S. in computer science from Northwestern University and a B.S. in computer science from University of Dayton.

     Charles Bragg joined INTERVU in September 1998 and serves as Vice President and General Sales Manager. From June 1996 to September 1998, Mr. Bragg held a number of management positions at Cybergold, an online marketing and incentives company, including most recently Vice President of Sales. While at Cybergold, Mr. Bragg was responsible for managing new business development and advertising sales. Mr. Bragg's previous management experience includes developing advertising sales operations for both cable television and Internet Web site marketing venues. From 1985 to 1996, Mr. Bragg held various senior management positions at Bigbook, Katz Media Corporation and Cable Adnet. He received a B.A. in psychology from the University of North Carolina.


     Stephen Condon joined INTERVU in September 1998 as Vice President of Marketing from DIRECTV, where he most recently held the position of Senior Marketing Director. While at DIRECTV, from January 1996 to August 1998, he was responsible for national promotions, launching subscriber marketing programs, developing partnership programs and customer communications. From February 1983 to January 1996, Mr. Condon also held various positions with Campbell-Ewald Advertising, Chiat/Day, and J. Walter Thompson Pty. Ltd. Mr. Condon earned an undergraduate degree from Kuring-gai College of Advanced Education, Sydney, Australia.


     Scott Crowder joined INTERVU in June 1998 as Vice President of Operations. From July 1985 through May 1998, Mr. Crowder held a number of positions at Sprint Long Distance, including most recently Director-Advanced Product Support. Mr. Crowder has more than 16 years of industry and experience and held various management roles at Sprint in the areas of switch data services, ISDN, video conferencing, and drums multimedia collaboration solutions.

     J. William Grimes joined INTERVU as a director in September 1997 and has served as Vice Chairman of the Board since October 1997. Since July 1995, Mr. Grimes has worked as a consultant with JWG Communications, Inc., a communications consulting company he founded in July 1995. He also is a partner of BG Media Investors and serves as a faculty member in the Media Studies Program at the New School for Social Research, a position he has held since September 1996. From September 1994 to August 1996, Mr. Grimes held the position of President and Chief Executive Officer with Zenith Media, a media buying service company. From October 1991 to December 1993, Mr. Grimes served as President and Chief Executive Officer of Multimedia, Inc. From November 1988 to September 1991, Mr. Grimes served as President and Chief Executive Officer of Univision Holdings, Inc. Mr. Grimes served as President and Chief Executive Officer of ESPN, Inc. from June 1982 to October 1988. Prior to June 1982, Mr. Grimes held various positions with CBS, Inc., including his final position as Executive Vice President of the CBS Radio division. He obtained a B.A. in English from West Virginia Wesleyan College.

     Edward E. David, Jr. has served as a director of INTERVU since its inception in August 1995, and has served as President of Edward E. David, Inc., a telecommunications consulting firm since 1992. In addition, since April 1996, Dr. David has served as Vice President and Principal of Washington Advisory Group, LLC. He has been Science Advisor to the President of the United States and Director of the White House Office of Science and Technology. Dr. David was also President of Exxon Research and Engineering Company and Executive Director of Bell Telephone Laboratories. Mr. David serves as a director for Intermagnetics General Corporation, Spacehab, Inc. and Protein Polymar Technologies, all of which are publicly traded companies. Until recently, he served as the U.S. Representative to the NATO Science Committee.

     Mark Dowley joined INTERVU as a director in January 1997 and is the Chief Executive Officer of Momentum IMC, an advertising agency division of McCann-Erickson, a national advertising firm. Mr. Dowley has over ten years experience in major event management, promotion and sponsorship. Mr. Dowley's past and current clients include the NBA, the PGA Tour, NCAA, The Walt Disney Company and Universal Studios. Mr. Dowley received a B.A. in economics from the College of Wooster.

     Alan Z. Senter joined INTERVU as a director in September 1997. From September 1994 to May 1996, Mr. Senter served as Executive Vice President, Chief Financial Officer and as a member of the Policy Council of Nynex Corporation. From November 1993 to August 1994 and since June 1996, Mr. Senter has served as Chairman of Senter Associates, a consulting firm founded by Mr. Senter in November 1993. From August 1992 to November 1993, Mr. Senter served as Executive Vice President, Chief Financial Officer and a director of GAF/ISP Corporation. From January 1990 to July 1992, Mr. Senter served as Vice President of Finance for Xerox Corporation. Mr. Senter serves on the Boards of Directors of Exel, Ltd. and Advanced Radio Telecom, both publicly traded companies. Mr. Senter obtained a B.S. in economics and political science from the University of Rhode Island and an M.B.A. from the University of Chicago.

     Isaac Willis has served as a director of INTERVU since November 1995. Dr. Willis is a private investor with experience in venture financing and banking, including the founding of Heritage Bank, Commercial Bank of Georgia and Commercial Bank of Gwinnett. Dr. Willis has been a Professor and Director of Dermatology Research at Morehouse School of Medicine since 1983 and was a Past Commander of the 3297th U.S. Army Hospital. Dr. Willis obtained a M.D. from Howard University and a B.S. in chemistry and mathematics from Morehouse College.

                             PRINCIPAL STOCKHOLDERS


     The following table provides information regarding the beneficial ownership of INTERVU's common stock as of March 31, 1999, and as adjusted for this offering, by:


     - INTERVU's directors and executive officers,

     - each person who is known by INTERVU to own beneficially more than 5% of INTERVU's common stock and

     - all directors and executive officers as a group.


                                                                                   PERCENTAGE OF
                                                                                   COMMON STOCK
                                                   NUMBER OF SHARES       -------------------------------
                                                    OF COMMON STOCK          BEFORE            AFTER
              NAME AND ADDRESS(1)                BENEFICIALLY OWNED(2)    THE OFFERING    THE OFFERING(3)
              -------------------                ---------------------    ------------    ---------------
Harry E. Gruber(4).............................        1,037,852               9.5%             7.7%
Brian Kenner(5)................................        1,041,752               9.5              7.7
Isaac Willis(6)................................        1,257,211              11.5              9.3
Stephen H. Klein(7)............................           67,370                 *                *
Edward E. David, Jr.(8)........................           28,700                 *                *
Kenneth L. Ruggiero(9).........................           25,775                 *                *
Edward L. Huguez(10)...........................           41,861                 *                *
J. William Grimes(11)..........................           18,011                 *                *
Mark Dowley(12)................................           15,871                 *                *
Alan Z. Senter(13).............................           11,885                 *                *
All directors and executive officers as a
  group (10 persons)(14).......................        3,546,288              32.4             26.4
Douglas A. Augustine(15).......................                                  *                *
National Broadcasting Company, Inc.(16)........        1,016,670               9.3              7.6
Westchester Group LLC(17)......................          800,000               7.3              5.9


---------------
  *  Less than 1%.

 (1) Except as indicated, the address of each person named in the table is c/o INTERVU Inc., 6815 Flanders Drive, San Diego, California 92121.

 (2) Beneficial ownership includes shares of outstanding common stock and shares of common stock that any person has the right to acquire within 60 days after the date of this table. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

 (3) Assumes no exercise of the underwriters' over-allotment option.


 (4) Includes 329,841 shares subject to INTERVU's repurchase right under an amended and restated vesting agreement and 1,037,852 shares held in a family trust.



 (5) Includes 329,841 shares subject to INTERVU's repurchase right under an amended and restated vesting agreement.



 (6) Includes 1,036,938 shares owned by the Willis Family Trust, of which Dr. Willis is settlor. Includes 7,243 shares subject to INTERVU's repurchase right under a restricted stock agreement and 19,193 shares issuable upon exercise of options that are currently exercisable or that will become exercisable within 60 days after the date of this table. Includes 17,994 shares held in an Individual Retirement Account.



 (7) Includes 27,586 shares subject to INTERVU's repurchase right under a restricted stock agreement and 3,214 shares issuable upon exercise of options that are currently exercisable or that will become exercisable within 60 days after the date of this table.

 (8) Includes 7,174 shares subject to INTERVU's repurchase right under a restricted stock agreement and 3,508 shares issuable upon exercise of options that are currently exercisable or that will become exercisable within 60 days after the date of this table.



 (9) Includes 25,585 shares issuable upon exercise of options that are currently exercisable or that will become exercisable within 60 days after the date of this table.



(10) Consists of 41,861 shares issuable upon exercise of options that are currently exercisable or that will become exercisable within 60 days after the date of this table.



(11) Consists of 18,011 shares issuable upon exercise of options that are currently exercisable or that will become exercisable within 60 days after the date of this table.



(12) Consists of 15,871 shares issuable upon exercise of options that are currently exercisable or that will become exercisable within 60 days after the date of this table.



(13) Consists of 11,885 shares issuable upon exercise of options that are currently exercisable or that will become exercisable within 60 days after the date of this table.


(14) See Notes (4) - (13).

(15) Mr. Augustine resigned as INTERVU's Vice President, Marketing and Sales on November 20, 1998.

(16) Includes shares of Series G Preferred Stock owned by NBC that are convertible into common stock at the option of the holder and 210,526 shares of common stock owned by NBC Multimedia. The holder of each share of Series G Preferred Stock has the right to vote on an as-converted basis with the common stock. As the ultimate parent of NBC, General Electric Company may be deemed to be the beneficial owner of all these shares. The address for NBC is 30 Rockefeller Plaza, New York, New York 10112.

(17) The membership interests of Westchester Group LLC are owned by Marcia Berman individually, with respect to 99.4% of the interests, and as custodian for her minor children under the New York Uniform Gifts to Minors Act, with respect to 0.6% of the interests. The address for Westchester Group LLC is c/o Duckor Spradling & Metzger, 401 West A Street, Suite 2400, San Diego, CA 92101.

                          DESCRIPTION OF CAPITAL STOCK


     The following summary description of the capital stock of INTERVU is not intended to be complete. Since the terms of INTERVU's capital stock must comply with the provisions of its Certificate of Incorporation or "Charter" and Bylaws, which are included as exhibits to the registration statement, and the Delaware General Corporation Law, you should read each of these documents very carefully. See "-- Delaware Law and Charter and Bylaw Provisions" for a discussion of the provisions of INTERVU's Charter and Bylaws and the Delaware General Corporation Law.


     INTERVU has the authority to issue up to 20,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK


     As of March 31, 1999, there were 10,946,622 shares of common stock outstanding, held of record by 125 stockholders.


     Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders of INTERVU. Subject to the preferences of the preferred stock, the holders of common stock are entitled to a proportional distribution of any dividends that may be declared by the Board of Directors. In the event of a liquidation or dissolution of INTERVU, the holders of common stock are entitled to share equally in all assets remaining after payment of liabilities and any payments due to holders of preferred stock. INTERVU's common stock has no preemptive, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by INTERVU in the offering when issued and paid for will be, fully paid and nonassessable. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of Series G Preferred Stock or any other preferred stock which INTERVU may designate and issue in the future.

PREFERRED STOCK


     The Charter authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock in one or more series. The Board of Directors previously designated 1,280,000 shares of preferred stock as Series G Preferred Stock, all of which were issued to NBC. The Board of Directors of INTERVU may issue up to 3,720,000 additional shares of preferred stock without additional stockholder approval. INTERVU's Board of Directors may also fix the rights of any unissued shares of preferred stock and fix the number of shares of any series and the designations of the series.



     The holders of Series G Preferred Stock are entitled to receive non-cumulative dividends, prior to any payment of any dividend, other than in common stock, on INTERVU's common stock, at the rate of $0.64 per share per year, payable quarterly, when, as and if declared by the Board of Directors. In the event of any liquidation, dissolution or winding up of INTERVU, the holders of Series G Preferred Stock will be entitled to receive, before any distribution of any of the assets of INTERVU to the holders of common stock, an amount equal to $8.00 per share plus all declared but unpaid dividends, if any. Each share of Series G Preferred Stock is convertible into 0.6298 shares of common stock. This conversion rate may be adjusted for stock splits, stock dividends or combinations of outstanding shares of common stock. The holder of each share of Series G Preferred Stock has the right to one vote for each share of common stock into which the Series G Preferred Stock is convertible. With respect to this vote, each holder of Series G Preferred Stock will have full voting rights and powers equal to those of the holders of common stock. INTERVU has granted NBC rights to include shares of common stock issuable upon conversion of the Series G Preferred Stock in future registrations of common stock. NBC also has the right to one demand that INTERVU register these shares of common stock after INTERVU becomes eligible to use Form S-3 under the Securities Act of 1933.


     Future issuances of preferred stock may have the effect of delaying or preventing a change in control of INTERVU. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of INTERVU's common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of INTERVU's common stock.

WARRANTS


     In connection with INTERVU's initial public offering, INTERVU issued to Josephthal & Co. Inc. and Cruttenden Roth Incorporated warrants to purchase from INTERVU a total of 200,000 shares of common stock. These warrants are exercisable at a price per share of $11.40 for four years commencing in November 1998.



     In connection with a subsequent offering, INTERVU issued to Josephthal & Co. Inc. and Cruttenden Roth Incorporated warrants to purchase from INTERVU a total of 130,000 shares of common stock. These warrants are initially exercisable at a price per share equal to $15.90 for four years commencing June 1999 and are restricted from sale, transfer, assignment or hypothecation until June 1999, except to officers of Josephthal & Co. Inc. and Cruttenden Roth Incorporated.



     Each of INTERVU's warrants provide for adjustment in the number of shares of common stock issuable upon the exercise of the warrant as a result of subdivisions and combinations of INTERVU's common stock. In addition, INTERVU's warrants grant registration rights for the common stock issuable upon exercise of the warrants.



DELAWARE LAW AND CHARTER AND BYLAW PROVISIONS



     The following summary description of provisions of the Delaware General Corporation Law and INTERVU's Charter and Bylaws is not intended to be complete. You should read each of these documents carefully.



     INTERVU must comply with the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.



     The provisions of the Charter and the Bylaws could also have anti-takeover effects. See "Risk Factors -- We Have Implemented Anti-Takeover Provisions that Could Prevent an Acquisition of Our Company at a Premium Price" for a further discussion of these anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by the Board of Directors. In addition, these provisions are intended to ensure that the Board of Directors will have sufficient time to act in what it believes to be in the best interests of INTERVU and its stockholders. These provisions also are designed to reduce the vulnerability of INTERVU to an unsolicited proposal for a takeover of INTERVU that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of INTERVU. The provisions are also intended to discourage some tactics that may be used in proxy fights.


  Classified Board of Directors

     The Charter provides for the Board of Directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The directors in Class I are Mark Dowley and Isaac Willis, whose terms will expire at the 2001 Annual Meeting of Stockholders. The directors in Class II are Edward David and Alan Senter, whose terms will expire at the 1999 Annual Meeting of Stockholders. The directors in Class III are William Grimes and Harry Gruber, whose terms will expire at the 2000 Annual Meeting of Stockholders. The classified board provision will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of INTERVU as determined by the Board of

Directors. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of INTERVU. In addition, the classified board provision could delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

  No Stockholder Action by Written Consent; Special Meetings

     The Charter provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Charter also provides that special meetings of stockholders may be called only by the Board of Directors, its Chairman, the President or the Secretary of INTERVU. Stockholders are not permitted to call a special meeting of stockholders or to require that the Board of Directors call a special meeting.

  Advance Notice Requirements for Stockholder Proposals and Director Nominees


     The Bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before an annual meeting of stockholders of INTERVU. INTERVU's advance notice procedure for stockholders provides that only persons who are nominated by the Board of Directors or by a stockholder before the meeting at which directors are to be elected will be eligible for election as directors of INTERVU. INTERVU's advance notice procedure for stockholders also provides that the only business that may be conducted at an annual meeting is business that has been brought before the meeting by the Board of Directors or by a stockholder who has given timely written notice to the Secretary of INTERVU. Under INTERVU's advance notice procedure for stockholders, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to the Secretary not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting. However, if the date of the annual meeting is not within 30 days before or after this anniversary date, then, to be timely, notice must be submitted not more than 90 days before the annual meeting and not less than the later of (1) 60 days before the annual meeting and (2) the 10th day after notice of the meeting was mailed or after public announcement of the date of the meeting is first made. In addition, under INTERVU's advance notice procedure for stockholders, a stockholder's notice to INTERVU proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain information specified by the Bylaws. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with INTERVU's advance notice procedure for stockholders, the business will not be discussed or transacted.


  Number of Directors; Removal; Filling Vacancies


     The Charter provides that the Board of Directors will consist of between three and eleven members, the exact number to be fixed by resolution adopted by affirmative vote of a majority of the Board of Directors. The Board of Directors currently consists of six directors. Further, the Charter authorizes the Board of Directors to fill newly created directorships other than directorships that are to be filled by holders of preferred stock. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the Board of Directors by permitting the Board of Directors to enlarge the size of the Board of Directors and fill the new directorships with its own nominees. A director so elected by the Board of Directors holds office until the next election of the class for which the director has been chosen and until his or her successor is elected and qualified. The Charter also provides that directors, other than directors that are elected by holders of preferred stock, may be removed only for cause and only by the affirmative vote of holders of two-thirds of the outstanding voting securities. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by the removal with its own nominees.


  Indemnification

     INTERVU has included in its Charter and Bylaws provisions to (1) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the

Delaware General Corporation Law and (2) indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is discretionary.

     INTERVU believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

  Bylaws


     The Charter provides that the Bylaws are subject to adoption or amendment either by (a) the Board of Directors or (b) the affirmative vote of the holders of at least two-thirds of the total voting power of all outstanding securities voting together as a single class. This provision will make it more difficult for stockholders to make changes in the Bylaws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending the Bylaws.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for INTERVU's common stock is Norwest Shareowner Services, Norwest Bank Minnesota N.A.

                                  UNDERWRITING


     We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, ING Baring Furman Selz LLC, SG Cowen Securities Corporation, Cruttenden Roth Incorporated, Josephthal & Co. Inc. and Ryan, Beck & Co. are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:



                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITERS                          ---------
Prudential Securities Incorporated..........................
ING Baring Furman Selz LLC..................................
SG Cowen Securities Corporation.............................
Cruttenden Roth Incorporated................................
Josephthal & Co. Inc. ......................................
Ryan, Beck & Co. ...........................................
                                                               ------
     Total..................................................
                                                               ======


     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 375,000 additional shares from INTERVU. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession
not in excess of $     per share and such dealers may reallow a concession not
in excess of $     per share to certain other dealers. After the shares are
released for sale to the public, the representatives may change the offering price and the concessions.

     We have agreed to pay the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                              TOTAL FEES
                                                             ---------------------------------------------
                                                    FEE       WITHOUT EXERCISE OF      FULL EXERCISE OF
                                                 PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                                 ---------   ---------------------   ---------------------
Fees paid by INTERVU...........................    $               $                       $

     In addition, we estimate that we will spend approximately $500,000 in expenses for this offering. We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may make in respect of these liabilities.


     We, our officers and directors, and certain stockholders, subject to certain exceptions, have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 120 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

     Prudential Securities, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising the over-allotment option.

     - Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also and prior to the pricing of the shares, and until the time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to restrictions, known as passive market making activities.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connections with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995,

     - the Financial Services Act 1986, and

     - the Financial Services Act 1986, (Investment Advertisement) (Exemptions) order 1996
       (as amended).

                                 LEGAL MATTERS

     The legality of INTERVU's common stock offered by this prospectus will be passed upon for INTERVU by Latham & Watkins, San Diego, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Schulte Roth & Zabel LLP, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited INTERVU's financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. INTERVU has included its financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     INTERVU files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document INTERVU files at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. INTERVU's Securities and Exchange Commission filings also are available to the public on the Securities and Exchange Commission's Internet site at http://www.sec.gov. In addition, you may obtain a copy of INTERVU's Securities and Exchange Commission filings at no cost by writing or telephoning INTERVU's Secretary at:


           INTERVU Inc.
           6815 Flanders Road
           San Diego, California 92121
           (619) 623-8400

     The Securities and Exchange Commission allows INTERVU to "incorporate by reference" in this prospectus information it files with the Securities and Exchange Commission, which means that it may disclose important information in this prospectus by referring the reader to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and information filed later with the Securities and Exchange Commission will update and supersede this information. INTERVU incorporates by reference the document listed below and any future filings it makes with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

     - The Annual Report on Form 10-K of INTERVU for the fiscal year ended December 31, 1998.

     This prospectus is part of a registration statement INTERVU filed with the Securities and Exchange Commission, but does not contain all of the information in the registration statement. You should only rely on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of this document.

                                  INTERVU INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Balance Sheets as of December 31, 1998 and 1997.............  F-3
Statements of Operations for the Years Ended December 31,
  1998, 1997 and 1996.......................................  F-4
Statement of Stockholders' Equity for the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-5
Statements of Cash Flows for the Years Ended December 31,
  1998, 1997 and 1996.......................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
InterVU Inc.

     We have audited the accompanying balance sheets of InterVU Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterVU Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP
San Diego, California
February 12, 1999
except for the last paragraph of Note 6, as to which the date is March 19, 1999

                                  INTERVU INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.................................  $ 9,346   $21,380
  Short-term investments....................................   17,700        --
  Accounts receivable, net of $122,000 and $4,000 allowance,
     respectively...........................................      729        88
  Prepaid and other current assets..........................       75        70
                                                              -------   -------
Total current assets........................................   27,850    21,538
Property and equipment, net.................................    2,469       585
Other assets................................................       45         7
                                                              -------   -------
          Total assets......................................  $30,364   $22,130
                                                              =======   =======

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 1,334   $   437
  Accrued liabilities.......................................      299        10
  Payable to NBC Multimedia.................................      750        --
  Accrued payroll and related...............................      661       132
  Current portion, lease commitments........................        7        12
                                                              -------   -------
          Total current liabilities.........................    3,051       591
Lease commitments...........................................       --         7
Stockholders' equity:
  Preferred stock, $0.001 par value: 5,000,000 shares
     authorized
     Series G convertible preferred stock,
     Designated -- 1,280,000 shares;
       Issued and outstanding -- 1,280,000 shares at
       December 31, 1998 and 1997, respectively.............        1         1
  Common stock, $0.001 par value: Authorized -- 20,000,000
     shares;
     Issued and outstanding 10,894,487 shares and 9,377,404
     shares at December 31, 1998 and 1997, respectively.....       11         9
  Additional paid-in capital................................   51,346    29,821
  Deferred compensation.....................................     (746)     (710)
  Accumulated deficit.......................................  (23,299)   (7,589)
                                                              -------   -------
          Total stockholders' equity........................   27,313    21,532
                                                              -------   -------
          Total liabilities and stockholders' equity........  $30,364   $22,130
                                                              =======   =======

                            See accompanying notes.

                                  INTERVU INC.

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                YEARS ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1998          1997          1996
                                                         ----------    ----------    ----------
Revenues...............................................  $    1,712    $      144    $       --
Operating expenses:
  Research and development.............................       3,154         1,703         1,420
  Selling, general and administrative..................      10,892         3,148           910
  Charges associated with the NBC
     Strategic Alliance Agreement......................       4,622           750            --
                                                         ----------    ----------    ----------
Total operating expenses...............................      18,668         5,601         2,330
                                                         ----------    ----------    ----------
Loss from operations...................................     (16,956)       (5,457)       (2,330)
Interest income........................................       1,246           192            52
                                                         ----------    ----------    ----------
Net loss...............................................  $  (15,710)   $   (5,265)   $   (2,278)
                                                         ==========    ==========    ==========
Basic and diluted net loss per
  share................................................  $    (1.73)   $    (0.95)   $    (0.66)
                                                         ==========    ==========    ==========
Shares used in calculating basic
  and diluted net loss per share.......................   9,073,876     5,570,609     3,440,931
                                                         ==========    ==========    ==========

                            See accompanying notes.

                                  INTERVU INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                                 NOTES
                                                                                               RECEIVABLE
                                       PREFERRED STOCK        COMMON STOCK       ADDITIONAL       FROM
                                     -------------------   -------------------    PAID-IN        COMMON        DEFERRED
                                       SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION
                                     ----------   ------   ----------   ------   ----------   ------------   ------------
Balance at December 31, 1995.......     172,500     $--     2,398,278    $ 2      $   154          $--          $  --
  Issuance of common stock.........          --     --      1,608,509      2           17          (6)             --
  Issuance of convertible preferred
    stock, net of issuance costs of
    $81............................   1,021,638      1             --     --        4,733          --              --
  Deferred compensation............          --     --             --     --          421          --            (421)
  Amortization of deferred
    compensation...................          --     --             --     --           --          --              18
  Net loss.........................          --     --             --     --           --          --              --
                                     ----------     --     ----------    ---      -------          --           -----
Balance at December 31, 1996.......   1,194,138      1      4,006,787      4        5,325          (6)           (403)
  Issuance of common stock in
    initial public offering, net of
    issuance costs of $2,432.......          --     --      2,210,526      2       18,566          --              --
  Issuance of convertible preferred
    stock, net of issuance costs of
    $39............................     832,164      1             --     --        5,395          --              --
  Conversion of preferred stock....  (2,026,302)    (2)     3,237,286      3           (1)         --              --
  Issuance of Series G convertible
    preferred stock, net of
    issuance costs of $24..........   1,280,000      1             --     --          (25)         --              --
  Repayments of notes receivable
    from common shareholders.......          --     --             --     --           --           4              --
  Repurchase of restricted stock...          --     --       (108,685)    --           (3)          2              --
  Issuance of shares for exercise
    of stock options...............          --     --         31,490     --            1          --              --
  Deferred compensation............          --     --             --     --          563          --            (563)
  Amortization of deferred
    compensation...................          --     --             --     --           --          --             256
  Net loss.........................          --     --             --     --           --          --              --
                                     ----------     --     ----------    ---      -------          --           -----
Balance at December 31, 1997.......   1,280,000      1      9,377,404      9       29,821          --            (710)
  Recognition of lapse of NBC's
    obligation to return 680,000
    shares of Series G convertible
    preferred stock issued under
    The Strategic Alliance
    Agreement......................          --     --             --     --        3,373          --              --
  Issuance of Common Stock in
    connection with a public
    offering net of issuance costs
    of $1,973......................          --     --      1,495,000      2       17,834          --              --
  Repurchase of restricted stock...          --     --        (28,334)    --           (1)         --              --
  Issuance of common stock for
    services.......................          --     --          2,628     --           22          --              --
  Issuance of shares for exercise
    of stock options...............          --     --         47,789     --           80          --              --
  Deferred compensation............          --     --             --     --          217          --            (217)
  Amortization of deferred
    compensation...................          --     --             --     --           --          --             181
  Net loss.........................          --     --             --     --           --          --              --
                                     ----------     --     ----------    ---      -------          --           -----
Balance at December 31, 1998.......   1,280,000     $1     10,894,487    $11      $51,346          $--          $(746)
                                     ==========     ==     ==========    ===      =======          ==           =====


                                                       TOTAL
                                     ACCUMULATED   STOCKHOLDERS'
                                       DEFICIT        EQUITY
                                     -----------   -------------
Balance at December 31, 1995.......   $    (46)      $    110
  Issuance of common stock.........         --             13
  Issuance of convertible preferred
    stock, net of issuance costs of
    $81............................         --          4,734
  Deferred compensation............         --             --
  Amortization of deferred
    compensation...................         --             18
  Net loss.........................     (2,278)        (2,278)
                                      --------       --------
Balance at December 31, 1996.......     (2,324)         2,597
  Issuance of common stock in
    initial public offering, net of
    issuance costs of $2,432.......         --         18,568
  Issuance of convertible preferred
    stock, net of issuance costs of
    $39............................         --          5,396
  Conversion of preferred stock....         --             --
  Issuance of Series G convertible
    preferred stock, net of
    issuance costs of $24..........         --            (24)
  Repayments of notes receivable
    from common shareholders.......         --              4
  Repurchase of restricted stock...         --             (1)
  Issuance of shares for exercise
    of stock options...............         --              1
  Deferred compensation............         --             --
  Amortization of deferred
    compensation...................         --            256
  Net loss.........................     (5,265)        (5,265)
                                      --------       --------
Balance at December 31, 1997.......     (7,589)        21,532
  Recognition of lapse of NBC's
    obligation to return 680,000
    shares of Series G convertible
    preferred stock issued under
    The Strategic Alliance
    Agreement......................         --          3,373
  Issuance of Common Stock in
    connection with a public
    offering net of issuance costs
    of $1,973......................         --         17,836
  Repurchase of restricted stock...         --             (1)
  Issuance of common stock for
    services.......................         --             22
  Issuance of shares for exercise
    of stock options...............         --             80
  Deferred compensation............         --             --
  Amortization of deferred
    compensation...................         --            181
  Net loss.........................    (15,710)       (15,710)
                                      --------       --------
Balance at December 31, 1998.......   $(23,299)      $ 27,313
                                      ========       ========

                            See accompanying notes.

                                  INTERVU INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------    -------    -------
OPERATING ACTIVITIES
Net loss....................................................  $(15,710)   $(5,265)   $(2,278)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Recognition of lapse of NBC's obligation to return 680,000 shares of Series G convertible preferred stock issued
     under the NBC Strategic Alliance Agreement.............     3,373         --         --
  Issuance of common stock for services.....................        22         --         --
  Amortization of deferred compensation.....................       181        256         18
  Depreciation and amortization.............................       495        178         59
  Changes in operating assets and liabilities:
     Accounts receivable....................................      (641)       (89)        --
     Prepaid and other current assets.......................        (5)       (59)       (10)
     Accounts payable.......................................       897        350         87
     Accrued liabilities....................................       289         --         10
     Payable to NBC Multimedia..............................       750         --         --
     Accrued payroll and related............................       529         76         56
                                                              --------    -------    -------
Net cash used in operating activities.......................    (9,820)    (4,553)    (2,058)
INVESTING ACTIVITIES
Purchase of short-term investments..........................   (42,232)        --         --
Proceeds from sale of short-term investments................    24,532         --         --
Purchases of property and equipment.........................    (2,390)      (484)      (299)
Loss on disposal of property and equipment..................        11         --         --
Other assets................................................       (38)        (1)        (6)
                                                              --------    -------    -------
Net cash used in investing activities.......................   (20,117)      (485)      (305)
FINANCING ACTIVITIES
Payments on capital leases..................................       (12)        (8)        --
Issuance of common stock....................................    17,916     18,569         13
Issuance of preferred stock.................................        --      3,336      2,429
Advances from stockholders..................................        --      2,010      1,920
Repurchase of common stock..................................        (1)        (1)        --
Repayment of stockholder notes receivable...................        --          4         --
                                                              --------    -------    -------
Net cash provided by financing activities...................    17,903     23,910      4,362
Net increase (decrease) in cash and cash equivalents........   (12,034)    18,872      1,999
Cash and cash equivalents at beginning of year..............    21,380      2,508        509
                                                              --------    -------    -------
Cash and cash equivalents at end of year....................  $  9,346    $21,380    $ 2,508
                                                              ========    =======    =======
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Capital lease obligations entered into for equipment........  $     --    $    27    $    --
                                                              --------    -------    -------
Conversion of advances from stockholders to convertible
  preferred stock...........................................  $     --    $ 2,036    $ 2,305
                                                              --------    -------    -------
Issuance of common stock in exchange for notes receivable...  $     --    $    --    $     6
                                                              --------    -------    -------
Cancellation of stockholder notes receivable................  $     --    $     1    $    --
                                                              --------    -------    -------
Issuance of Series G convertible preferred stock as
  consideration for the formation of NBC Strategic Alliance
  Agreement.................................................  $     --    $     1    $    --
                                                              --------    -------    -------
Recognition of lapse of NBC's obligation to return 680,000
  shares of Series G convertible preferred stock issued
  under the NBC Strategic Alliance Agreement................  $  3,373    $    --    $    --
                                                              --------    -------    -------
Expense related to issuance of common stock.................  $     22    $    --    $    --
                                                              --------    -------    -------

                            See accompanying notes.

                                  INTERVU INC.

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     InterVU Inc. (the "Company" or "INTERVU") was incorporated in Delaware on August 2, 1995 to provide services for the delivery or "streaming" of live and on-demand video and audio content over the Internet. The Company utilizes a distributed network to accelerate the speed and improve the quality of video and audio delivery. In 1998, INTERVU emerged from the development stage.

Cash, Cash Equivalents and Short-Term Investments

     Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with maturities of three months or less when purchased. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relating to diversification, maturities and credit quality designed to maintain safety and liquidity. The Company applies Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115), to its short-term investments. Under SFAS No. 115, the Company classifies its short-term investments as "Available-for-Sale" and records such assets at estimated fair value in the balance sheets with unrealized gains and losses, if any, reported in stockholders' equity. As of December 31, 1998, the cost of short-term investments approximated fair value. The Company has not experienced any losses on its cash, cash equivalents, or short-term investments.

Fair Value of Financial Instruments

     The carrying value of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, payable to NBC Multimedia, accrued payroll and related and lease commitments approximates fair value.

Property and Equipment

     Property and equipment are stated at cost, net of accumulated depreciation and depreciated over the estimated useful lives of the assets, ranging from three to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Amortization of equipment under capital leases is reported with depreciation of property and equipment.

Software Development Costs

     SFAS No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, provides for the capitalization of certain software development costs after technological feasibility of the software is attained. No such costs have been capitalized to date because costs incurred subsequent to reaching technological feasibility have not been material.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). This standard requires companies to capitalize qualifying computer software costs incurred during the application development stage and amortize them over the software's useful life. In 1998, the Company capitalized $872,000 of development costs related to internal use software. Such costs will be amortized once the software is placed in service over the software's useful life, three years, and the amortization will be reported with depreciation of property and equipment.

                                  INTERVU INC.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Revenue Recognition

     Revenue is generated primarily from video encoding and distribution services. Revenue from video encoding services is recognized as the service is provided and revenue from video distribution services is recognized at the time of delivery. The Company also performs services on development contracts and recognizes related revenues on a percentage-of-completion method as services are performed. Substantially all revenue is generated from domestic customers.

Concentration of Credit Risk

     Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Credit losses have been minimal and such losses have been within management's expectations. Revenue from two customers accounted for 26% and 13%, respectively, of the Company's total revenue for the year ended December 31, 1998, the largest of which is from NBC Multimedia. The Company had significant accounts receivable balances due from three customers individually representing 38%, 15% and 12% of total accounts receivable at December 31, 1998.

     The Company from time to time maintains a substantial portion of its cash and cash equivalents in money market accounts with one financial institution. The Company invests its excess cash in debt instruments of governmental agencies. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity.

Research and Development Costs

     Costs incurred in connection with research and development are charged to operations as incurred.

Long-Lived Assets

     The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses. Substantially all of the Company's long-lived assets are located in the United States.

Advertising Costs

     Advertising costs are expensed as incurred. The Company incurred $1.0 million in advertising costs for the year ended December 31, 1998. Advertising costs prior to December 31, 1997 were not significant.

Stock Options

     SFAS No. 123, Accounting for Stock-Based Compensation, establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Board

                                  INTERVU INC.

(APB) Opinion No. 25 to account for stock-based compensation. The Company has decided to retain the intrinsic value based method, and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation (Note 5). Options or stock awards issued to non-employees are valued using the fair value method and expensed over the period services are provided.

Loss Per Share

     Historical basic and diluted net loss per share has been computed in accordance with SFAS No. 128. Earnings Per Share, using the weighted-average number of shares of common stock outstanding during the period. Options, warrants, common shares issuable on conversion of Series G preferred stock were not included in the computation of diluted net loss per share because the effect would be anti-dilutive.

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common shares issued in each of the periods presented for normal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No such shares have been issued.

     Recent interpretations by the Securities and Exchange Commission have altered the treatment of preferred stock previously included in computing certain loss per share data. The Company previously considered preferred stock as outstanding in pre-IPO periods from the date of original issuance on an "as converted" basis in computing loss per share. To conform with the recent interpretations, the Company has revised its calculation of loss per share for all pre-IPO periods to exclude the impact of preferred shares.

     Included in the shares used in calculating basic and diluted net loss per share for the twelve months ended December 31, 1998 and 1997 are the weighted average effect of actual conversion of preferred stock totaling 0 and 2,947,792, respectively, and weighted average common shares totaling 9,073,876 and 2,622,817, respectively. Common equivalent shares result from Series G Preferred Stock, stock options, warrants and unvested restricted stock of which 4,065,391 and 3,365,614 shares were excluded from the computation of diluted earnings per share for the twelve months ended December 31, 1998 and 1997, respectively, as their effect would be anti-dilutive.

New Accounting Standards

     In 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Segment Information. SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during the period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments shall be reported, net of their related tax effect, to arrive at comprehensive income. Comprehensive loss was not materially different than net loss. SFAS No. 131 amends the requirements for public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by a company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating the segment performance. The Company believes it operates in one business and operating segment and adoption of this standard did not have a material impact on the Company's financial statements.

Reclassifications

     Certain prior period amounts have been classified to conform to current year presentation.

                                  INTERVU INC.

2. SHORT-TERM INVESTMENTS

     As of December 31, 1998, all of the Company's short-term investments were in government backed debt securities. As of December 31, 1998, the cost of short-term investments approximated fair value. Substantially all short-term investments held at December 31, 1998 have contractual maturities in excess of 10 years.

3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                              DECEMBER 31,
                                                             ---------------
                                                              1998     1997
                                                             ------    -----
                                                             (IN THOUSANDS)
Equipment..................................................  $   81    $  18
Computers..................................................   1,908      607
Furniture and fixtures.....................................     125      105
Equipment under capital lease..............................      27       27
Leasehold improvements.....................................      21       24
Internally developed software..............................     872       --
Purchased software.........................................     152       42
                                                             ------    -----
                                                              3,186      823
Less accumulated depreciation..............................    (717)    (238)
                                                             ------    -----
                                                             $2,469    $ 585
                                                             ======    =====

4. STOCKHOLDER ADVANCES

     At December 31, 1996, the Company received $26,500 in cash advances from certain stockholders that was subsequently converted into Series E convertible preferred stock in January 1997 at a per share price of $10.00.

5. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

     Upon completion of the Company's initial public offering, the Company had authorized 5,000,000 shares of preferred stock, of which 1,280,000 shares were designated as Series G convertible preferred stock. The Board of Directors is authorized, without further stockholder approval, to issue the remaining 3,720,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designation of such series.

     In connection with the formation of a strategic alliance in October 1997, the Company issued 1,280,000 shares of Series G convertible preferred stock. The Series G convertible preferred stock ($0.001 par value) has an aggregate liquidation preference of $10,240,000, a dividend rate of $0.64 per share and a conversion rate of 0.6298 common shares to one preferred share, subject to adjustment for dilution. Noncumulative dividends are payable quarterly, when, as and if declared by the Board of Directors. The shares of Series G convertible preferred stock are convertible into common stock at the option of the holder commencing July 10, 1998. The holder of each share of Series G convertible preferred stock has the right to one vote for each share of common stock into which it would convert.

                                  INTERVU INC.

Common Stock

     In August 1995, 2,398,278 shares of common stock were issued to the founders of the Company at a price of $0.0004 per share under founder stock purchase agreements. In March 1996, an additional 886,758 shares of common stock were issued to three of the founders at a price of $0.002 per share under the founder stock purchase agreements. In January 1996, the Company issued 147,373 shares of common stock to employees at $0.004 per share under restricted stock agreements. Also, in April and December 1996, the Company issued 444,639 and 129,739 shares of common stock, respectively, to employees at $0.024 and $0.04 per share, respectively, under restricted stock agreements. In connection with the founder stock purchase agreements and the restricted stock agreements, the Company has the option to repurchase, at the original issue price, unvested common shares in the event of termination of employment. Shares issued under the agreements generally vest 20% on the first anniversary of the employee's hire date and daily thereafter for four years. Shares subject to repurchase by the Company totaled 1,107,247 and 1,615,470 at December 31, 1998 and 1997, respectively. In 1998 and 1997, the Company repurchased a total of 28,334 shares for $1,000 and 108,685 shares for $1,000, respectively, pursuant to the agreements.

     In April 1996, the Board of Directors declared a two-for-one stock dividend of the Company's common stock, effectuated as a stock split. Also, in July 1997, the Company declared a two-for-one stock split of the Company's common stock. All applicable share and stock option information have been restated to reflect the split.

     In August 1997, the Board of Directors authorized management of the Company to file a registration statement with the SEC permitting the Company to sell shares of its common stock to the public. Concurrent with the closing of the offering, all of the preferred stock outstanding, excluding 1,280,000 shares of Series G convertible preferred stock, automatically converted into 3,328,717 shares of common stock.

     In November 1997, the Company effected a reverse stock split in which
0.6298 shares of common stock were exchanged for one share of common stock. All applicable share and stock option information have been restated to reflect the reverse stock split. Upon completion of the public offering, the Company had authorized 20,000,000 shares of common stock.

Stock Options

     The Company has established stock option plans to grant options to purchase common stock to consultants, employees, officers and directors of the Company. The Company has authorized for grant under the plans stock options to purchase up to 3,037,975 shares of its common stock.

     Under the terms of the plans, non-qualified and incentive options may be granted to consultants, employees, officers and directors at prices not less than 100% of the fair value on the date of grant. Options generally vest 20% after the first year of employment and daily thereafter for four years. The options expire ten years from the date of grant.

                                  INTERVU INC.

     The following table summarizes the stock option activity under the plans:

                                                                            WEIGHTED-
                                                               NUMBER        AVERAGE
                                                                 OF          EXERCISE
                                                               SHARES         PRICE
                                                              ---------   --------------
  Granted...................................................    157,000       $ 0.04
                                                              ---------
Balance at December 31, 1996................................    157,000         0.04
  Granted...................................................    711,000         3.15
  Exercised.................................................    (32,000)        0.03
  Canceled..................................................    (92,000)        0.03
                                                              ---------
Balance at December 31, 1997................................    744,000         3.00
  Granted...................................................  1,491,000        12.66
  Exercised.................................................    (50,000)        1.77
  Canceled..................................................   (363,000)        9.70
                                                              ---------
Balance at December 31, 1998................................  1,822,000       $ 9.60
                                                              =========

     Options exercisable as of December 31, 1998 and 1997 were 234,000 and 77,000, respectively and approximately 1.2 million shares are available for future grant under the Company's stock option plans. Additional information regarding stock options outstanding at December 31, 1998 is as follows:


                                OPTIONS OUTSTANDING
------------------------------------------------------------------------------------   OPTIONS EXERCISABLE
                                                                 WEIGHTED-AVERAGE      -------------------
                                                   WEIGHTED-         REMAINING                   WEIGHTED-
                                                    AVERAGE         CONTRACTUAL                   AVERAGE
      RANGE OF EXERCISE PRICES          SHARES       PRICE        LIFE (IN YEARS)      SHARES      PRICE
      ------------------------         ---------   ---------   ---------------------   -------   ---------
$0.04 to $0.28.......................    288,000    $ 0.25             3.54            111,000     $0.25
$1.98 to $5.25.......................    183,000      3.40             7.92             57,000      2.58
$6.50 to $9.13.......................    550,000      7.98             9.16             52,000      9.10
$9.81 to $14.13......................    315,000     13.10             9.61             14,000     14.13
$14.88 to $19.25.....................    486,000     17.03             9.49                 --        --
                                       ---------                                       -------
$0.04 to $19.25......................  1,822,000      9.60             8.32            234,000      3.60
                                       =========                                       =======



     Pro forma information regarding net income or loss is required to be disclosed in accordance with SFAS No. 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method prescribed in that Statement. For options granted in the year ended December 31, 1996 and through November 18, 1997, the fair value for the options was estimated at the date of grant using the "minimum value" method for option pricing with the following weighted-average assumptions: risk-free interest rate of 6%, dividend yield of 0%, and weighted-average expected life of the option of seven years. For options granted from November 18, 1997, to December 31, 1997, the fair value of the options was estimated at the date of grant using the "Black-Scholes" method for option pricing with the following weighted-average assumptions: risk-free interest rate of 6%, dividend yield of 0%, expected volatility of 75% and weighted-average expected life of the option of seven years. For options granted in 1998, the fair value of the options was estimated at the date of the grant using the following assumptions: risk-free interest rate of 6%, dividend yield of 0%, expected volatility of 108% and weighted-average expected life of seven years.


     The minimum value pricing model is similar to the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, except that it excludes the factor for volatility. In addition, option valuation models require the input of highly speculative assumptions.

                                  INTERVU INC.

     Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of related options. The Company's net loss would have been affected by the pro forma amounts as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                         (IN THOUSANDS, EXCEPT PER SHARE
                                                                     AMOUNT)
                                                         -------------------------------
                                                           1998        1997       1996
                                                         ---------   --------   --------
Net loss
  As reported..........................................  $(15,710)   $(5,265)   $(2,278)
  Pro forma............................................  $(17,141)   $(5,100)   $(2,278)
Basic and diluted loss per share
  As reported..........................................  $  (1.73)   $ (0.95)   $ (0.66)
  Pro forma............................................  $  (1.89)   $ (0.92)   $ (0.66)
Weighted-average fair value of options granted.........  $  10.63    $  1.11    $  1.08

Qualified Stock Purchase Plan

     The Qualified Stock Purchase Plan was adopted by the Board of Directors and stockholders on June 22, 1998 and became effective September 1, 1998. A total of 500,000 shares of Common Stock have been authorized for issuance under the Qualified Stock Purchase Plan. The Qualified Stock Purchase Plan permits eligible employees of the Company to purchase shares of Common Stock through periodic payroll deductions. Payroll deductions may not exceed 15% of the participant's base salary, and the purchase price will not be less than 85% of the lower of the fair market value of the stock at either the beginning or the end of the offering period.

Deferred Compensation

     Through December 31, 1998, the Company recorded deferred compensation for the difference between the price per share of restricted stock issued or the exercise price of stock options granted and the deemed fair value for financial statement presentation purposes of the Company's common stock at the date of issuance or grant. The deferred compensation is amortized over the vesting period of the related restricted stock or options, which is generally five years. Through December 31, 1998, the Company recorded gross deferred compensation totaling $1,201,000 and related amortization expense totaled $181,000, $256,000, and $18,000 for the years ended 1998, 1997 and 1996, respectively.

Warrants

     In connection with the Company's initial public offering in November 1997, the Company issued 200,000 warrants to purchase common stock to its underwriters. Such warrants are exercisable at $11.40 per share of common stock through November 2002. In connection with the Company's public offering in June 1998, the Company issued 130,000 warrants to purchase common stock to its underwriters. These warrants are exercisable at $15.90 commencing June 1999 and expire in June 2003.

                                  INTERVU INC.

Shares Reserved for Future Issuance

     At December 31, 1998, the Company had reserved approximately 4.2 million common shares for the conversion of preferred stock, the exercise of outstanding stock options, the exercise of outstanding warrants and for stock options available for future grant.

6. COMMITMENTS

     The Company leases its principal facilities under a sublease that commenced on May 1, 1998 and expires in 2003. Additionally, the Company maintains a regional office in New York City under a sublease which expires in 1999. In October 1998, the Company opened a regional office in San Francisco under a lease which expires in 2003. Total rent expense was $267,000, $129,000 and $48,000 for years ended December 31, 1998, 1997 and 1996, respectively.

     Future annual minimum payments under noncancelable capital and operating leases (with initial lease terms in excess of one year) consisted of the following at December 31, 1998:

                                                              OPERATING    CAPITAL
                                                               LEASES      LEASES
                                                              ---------    -------
1999........................................................   $  404        $ 7
2000........................................................      418          1
2001........................................................      434         --
2002........................................................      449         --
2003........................................................      229         --
                                                               ------        ---
Total minimum lease payments................................   $1,934          8
                                                               ------        ---
Less amounts representing interest..........................                  (1)
                                                                             ---
Present value of future minimum lease payments..............                   7
Less current portion........................................                  (7)
                                                                             ---
Capital lease obligation, net of current portion............                 $--
                                                                             ---

     In March 1999, the Company financed $1.1 million of equipment under a three year non-cancelable lease with an interest rate of 7.75%.

7. INCOME TAXES

     Significant components of the Company's deferred tax assets as of December 31, 1998 and 1997 are shown below. A valuation allowance of $9,305,000 has been recorded at December 31, 1998 to offset the net deferred tax assets because realization is uncertain.

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 8,397    $ 2,883
  Research tax credit carryforwards.........................      517        233
  Other.....................................................      391         94
                                                              -------    -------
          Total deferred tax assets.........................    9,305      3,210
Valuation allowance.........................................   (9,305)    (3,210)
                                                              -------    -------
Net deferred tax assets.....................................  $    --    $    --
                                                              =======    =======

                                  INTERVU INC.

     The Company had federal and California tax net operating loss carryforwards at December 31, 1998 of approximately $21.6 million and $14.5 million, respectively. The difference between the federal and California tax loss carryforwards is attributable to the 50% limitation on California loss carryforwards for 1998. The federal and California tax loss carryforwards will begin to expire in 2010 and 2003, respectively, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $380,000 and $211,000, respectively, which will begin to expire in 2011 and 2010, respectively, unless previously utilized.

     Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited because of a cumulative change in ownership of more than 50% which occurred during 1996. However, the Company does not believe such limitation will have a material impact on the Company's ability to use these carryforwards.

8. EMPLOYEE BENEFITS

     In 1996, the Company established a cafeteria benefits plan whereby it contributes for each employee an amount equal to $3,000 plus a percentage of each employee's base salary, as approved by the Board of Directors, up to a maximum contribution of $9,000. The employer contribution goes towards the purchase of various benefit packages selected by the employee. The employee may contribute additional amounts as desired. Benefit packages include health care reimbursement, dependent care assistance, various insurance premium payments and a 401(k) plan. Company contributions to the cafeteria benefits plan were $418,000, $182,000 and $102,000 for the years ended December 31, 1998, 1997, and
1996, respectively.

9. STRATEGIC ALLIANCES

     On October 10, 1997, the Company entered into a strategic alliance with NBC Multimedia, Inc. ("NBC Multimedia"), a wholly-owned subsidiary of the National Broadcasting Corporation, Inc. ("NBC") whereby the Company became the exclusive provider of technology and services for the distribution of most NBC entertainment audio/visual content by means of the Internet. As consideration for the formation of the strategic alliance, the Company issued to NBC 1,280,000 shares of Series G convertible preferred stock. The Company is entitled to receive 30% of certain advertising revenues generated under this alliance from NBC Web sites or, at a minimum, payments from NBC Multimedia for the video delivery services at rates at least as favorable as the most favorable rates offered by the Company to third parties. The Company was obligated to make $2,000,000 in non-refundable payments to NBC Multimedia for certain production, operating and advertising costs associated with certain NBC Web sites including payments of (i) $750,000 paid on the completion of the initial public offering completed in November 1997, (ii) $500,000 due in February 1998, (iii) $500,000 due in May 1998, and (iv) $250,000 due in August 1998. Through December 31, 1998, the Company has made a total of $1,250,000 in payments to NBC Multimedia under the agreement.

     NBC Multimedia may terminate the agreement without cause by giving 90 days written notice. NBC Multimedia was required to return all shares of Series G convertible preferred stock if termination occurred prior to January 10, 1998 and NBC Multimedia had not promoted, at a minimum, the Company's logo on the NBC Web site and is required to return 600,000 shares of Series G convertible preferred stock if the termination occurs at any other time during the first two years of the exclusive term. The Company determines the fair value of the Series G convertible preferred stock issued to NBC on the dates the requirements that NBC return some or all of the shares of Series G convertible preferred stock lapse. Based on these provisions, the Company has charged $3,373,000 as the fair value of 680,000 shares of Series G convertible preferred stock to expense in 1998 and expects to charge the then fair value of the remaining 600,000 shares of Series G convertible preferred stock to expense in the quarter ending December 31, 1999. Should the Company breach, renegotiate or waive these provisions, removing NBC's obligation to return shares of Series G convertible preferred stock, the Company would expense the fair value of each share at that time. The Company believes

                                  INTERVU INC.

that the fair value of the remaining 600,000 shares of Series G convertible preferred stock will roughly approximate the price at which the Company's common stock is then trading, multiplied by the number of shares into which such outstanding shares of Series G convertible preferred stock would convert at the
0.6298 conversion rate. The noncash charge is likely to be substantial and is likely to have a material adverse impact on the Company's results of operations in the period such expense is recognized.

10. CONTINGENCIES

     The Company is party to certain claims and legal actions arising in the normal course of business. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters will not have a material adverse affect on the Company's financial position or liquidity; however, there can be no assurance that the ultimate resolution of these matters will not have a material impact on the Company's results of operations in any period.

INSIDE BACK COVER:

                               THE INTERVU NETWORK
               Quality and Scale through Intelligent Distribution

1. VIDEO SIGNAL [Depiction of video camera and microphone] AUDIO SIGNAL

2. [Depictions of satellite, broadcast antenna, telephone line, computer, cable line and, telephone handset]

SATELLITE   OFF AIR   T1   ISDN   CABLE   ANALOG

3. [Map of the continental United States, containing 17 depictions of Media Delivery Centers, multiple head and shoulder silhouettes depicting end-users and criss-crossing lines representing the Internet]

                                                       AND
                                                       EUROPE
                                                       [Depiction of arrow
                                                       pointing to the right]

Legend

[Depiction of Media Delivery        [Human silhouette]      [Criss-crossing lines]
Center]

MEDIA                               END-                    THE
DELIVERY                            USERS                   INTERNET
CENTERS

INTERVU provides scalable, reliable solutions for delivering audio and video on the Internet. Because of the INTERVU Network's patent-pending, dispersed architecture, there is no single point of failure in the delivery system.


1. INTERVU acquires video or   2. The acquired signal is sent to the            3. Upon request from an end-user, the
audio signal (digital or       closest of INTERVU's multiple encoders and       electronically closest INTERVU Media
analog) via satellite or       recasters. Then multiple copies of the video     Delivery Center chooses the best server
other means.                   stream are distributed across the INTERVU        to handle the request, balancing the load
                               Network, which has Media Delivery Centers        and delivering the video or audio stream
                               nationwide and in Europe.                        efficiently and reliably to the end-user.





                                                                  [INTERVU LOGO]
                                                                         INTERVU
                                                         Where the Web is moving


BACK COVER:

[The back cover has a dark background with integrated designs.]

                                 [INTERVU LOGO]

[The following text is printed in white.]

                                 WHERE THE WEB
                                   IS MOVING

[The following text is printed in black within a square design.]

                             PRUDENTIAL SECURITIES

                             ING BARING FURMAN SELZ

                                    SG COWEN

                          CRUTTENDEN ROTH INCORPORATED


                             JOSEPHTHAL & CO. INC.


                                RYAN, BECK & CO.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by INTERVU.


Securities and Exchange Commission registration fee.........  $ 32,520
NASD filing fee.............................................    12,198
Nasdaq National Market listing fee..........................    17,500
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Printing and engraving expenses.............................         *
Blue Sky fees and expenses..................................     5,000
Transfer agent and registrar fees...........................         *
Miscellaneous...............................................         *
          TOTAL.............................................  $500,000


---------------
* To be filed by amendment.

     All of the above items are estimates, except the Securities and Exchange Commission registration fee, the Nasdaq National Market listing fee and the NASD filing fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, INTERVU has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     INTERVU's Charter and Bylaws provide that INTERVU will indemnify its directors and officers to the fullest extent permitted by Delaware law. Delaware law permits, but does not require, a corporation to indemnify officers, directors, employees or agents and expressly provides that the indemnification provided for under Delaware law shall not be deemed exclusive of any indemnification right under any bylaw, vote of stockholders or disinterested directors, or otherwise. Delaware law permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of INTERVU, provided that each such person acted in good faith and in a manner that he or she reasonably believed was in or not opposed to INTERVU's best interests and in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not allow indemnification of directors in the case of an action by or in the right of INTERVU (including stockholder derivative suits) unless the directors successfully defend the action or indemnification is ordered by the court.

     INTERVU is a party to indemnification agreements with each of its directors and officers. In addition, the form of Underwriting Agreement provides for the indemnification of INTERVU and its directors and officers against certain liabilities, including liabilities under the Securities Act.

     INTERVU maintains directors' and officers' liability insurance covering its executive officers and directors. The policies have limits of up to $5,000,000 in the aggregate, subject to retentions of up to $175,000 in the aggregate.

ITEM 16. EXHIBITS

(a) EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------
  1.1*   Form of Underwriting Agreement.
  3.1    Amended and Restated Certificate of Incorporation.(1)
  3.2    Amended and Restated Bylaws.(1)
  4.1    Form of Common Stock Certificate.(2)
  4.2    Form of Advisors' Warrant Agreement including form of
         Advisors' Warrants.(6)
  5.1    Opinion of Latham & Watkins.(7)
 10.1    1996 Stock Plan of INTERVU Inc.(3)
 10.2    Form of Indemnification Agreement.(4)
 10.3    Form of Restricted Stock Purchase Agreement.(4)
 10.4    Amended and Restated Vesting Agreement between INTERVU and
         Harry Gruber.(1)
 10.5    Amended and Restated Vesting Agreement between INTERVU and
         Brian Kenner.(1)
 10.6    Strategic Alliance Agreement dated as of October 10, 1997
         between INTERVU and NBC Multimedia, Inc.(3)
 10.7    Preferred Stock Purchase Agreement dated as of October 10,
         1997 among INTERVU, National Broadcasting Company, Inc. and
         NBC Multimedia, Inc.(3)
 10.8    Strategic Alliance Agreement dated January 15, 1998 between
         INTERVU and MatchLogic Inc.(1)
 10.9    Consulting Agreement dated January 28, 1998 between INTERVU and J. William Grimes.(5)
 10.10   Sublease Agreement dated as of April 20, 1998 between
         INTERVU and Computervision Corporation.(5)
 10.11   1998 Stock Option Plan of INTERVU Inc.(5)
 10.12   Employee Qualified Stock Purchase Plan of INTERVU Inc.(5)
 23.1*   Consent of Ernst & Young LLP, Independent Auditors.
 23.2    Consent of Latham & Watkins (contained in Exhibit 5.1).(7)
 24.1    Power of Attorney.(8)


---------------
 *  Filed herewith.

(1) Incorporated by reference to INTERVU's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1998.

(2) Incorporated by reference to Exhibit 4.1 to INTERVU's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 12, 1997.

(3) Incorporated by reference to Amendment No. 1 to INTERVU's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 1997.

(4) Incorporated by reference to Amendment No. 2 to INTERVU's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 12, 1997.

(5) Incorporated by reference to Amendment No. 2 to INTERVU's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 20, 1998.

(6) Incorporated by reference to Amendment No. 4 to INTERVU's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 15, 1998.

(7) To be filed by amendment.

(8) Previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Diego, California on April 15, 1999.


                                          INTERVU Inc.

                                          By:      /s/ HARRY E. GRUBER
                                            ------------------------------------
                                            Harry E. Gruber
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following officers and directors of the Registrant in the capacities and on the dates indicated.



                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----

                /s/ HARRY E. GRUBER                  Chairman of the Board and Chief    April 15, 1999
---------------------------------------------------   Executive Officer (Principal
                  Harry E. Gruber                          Executive Officer)

             /s/ KENNETH L. RUGGIERO*                   Vice President and Chief        April 15, 1999
---------------------------------------------------   Financial Officer (Principal
                Kenneth L. Ruggiero                  Financial Officer and Principal
                                                           Accounting Officer)

                 /s/ EDWARD DAVID*                              Director                April 15, 1999
---------------------------------------------------
                   Edward David

                                                                Director                April 15, 1999
---------------------------------------------------
                    Mark Dowley

                /s/ ALAN Z. SENTER*                             Director                April 15, 1999
---------------------------------------------------
                  Alan Z. Senter

              /s/ J. WILLIAM GRIMES*                          Vice Chairman             April 15, 1999
---------------------------------------------------
                 J. William Grimes

                 /s/ ISAAC WILLIS*                              Director                April 15, 1999
---------------------------------------------------
                   Isaac Willis

              *By /s/ HARRY E. GRUBER
   ---------------------------------------------
                  Harry E. Gruber
                 Attorney-in-fact

                                 EXHIBIT INDEX

     The following exhibits are filed as part of this Form S-3 Registration Statement.


EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------
 1.1*    Form of Underwriting Agreement.
 3.1     Amended and Restated Certificate of Incorporation.(1)
 3.2     Amended and Restated Bylaws.(1)
 4.1     Form of Common Stock Certificate.(2)
 4.2     Form of Advisors' Warrant Agreement including form of
         Advisors' Warrants.(6)
 5.1     Opinion of Latham & Watkins.(7)
10.1     1996 Stock Plan of INTERVU Inc.(3)
10.2     Form of Indemnification Agreement.(4)
10.3     Form of Restricted Stock Purchase Agreement.(4)
10.4     Amended and Restated Vesting Agreement between INTERVU and
         Harry Gruber.(1)
10.5     Amended and Restated Vesting Agreement between INTERVU and
         Brian Kenner.(1)
10.6     Strategic Alliance Agreement dated as of October 10, 1997
         between INTERVU and NBC Multimedia, Inc.(3)
10.7     Preferred Stock Purchase Agreement dated as of October 10,
         1997 among INTERVU, National Broadcasting Company, Inc. and
         NBC Multimedia, Inc.(3)
10.8     Strategic Alliance Agreement dated January 15, 1998 between
         INTERVU and MatchLogic Inc.(1)
10.9     Consulting Agreement dated January 28, 1998 between INTERVU and J. William Grimes.(5)
10.10    Sublease Agreement dated as of April 20, 1998 between
         INTERVU and Computervision Corporation.(5)
10.11    1998 Stock Option Plan of INTERVU Inc.(5)
10.12    Employee Qualified Stock Purchase Plan of INTERVU Inc.(5)
23.1*    Consent of Ernst & Young LLP, Independent Auditors.
23.2     Consent of Latham & Watkins (contained in Exhibit 5.1).(7)
24.1     Power of Attorney.(8)


---------------

 *  Filed herewith.

(1) Incorporated by reference to INTERVU's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1998.

(2) Incorporated by reference to Exhibit 4.1 to INTERVU's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 12, 1997.

(3) Incorporated by reference to Amendment No. 1 to INTERVU's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 1997.

(4) Incorporated by reference to Amendment No. 2 to INTERVU's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 12, 1997.

(5) Incorporated by reference to Amendment No. 2 to INTERVU's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 20, 1998.

(6) Incorporated by reference to Amendment No. 4 to INTERVU's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 15, 1998.


(7) To be filed by amendment.



(8) Previously filed.